Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.              Name and address of Issuer

Telesystem International Wireless Inc.
1250 René-Lévesque Blvd. West
38th Floor
Montreal, Québec H3B 4W8

Item 2.              Date of Material Change

March 15, 2005

Item 3.              News Release

Telesystem International Wireless Inc. ("TIW" or the "Company") issued a press release with respect to a material change on March 15, 2005. A copy of such press release is attached hereto as Schedule "A" and forms a part hereof.

Item 4.              Summary of Material Change

On March 15, 2005, the Company announced that it has entered into agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc ("Vodafone"), which provide for the sale of TIW's interest in 79.0% of MobiFon S.A. ("MobiFon") and 100.0% of Oskar Mobil a.s. ("Oskar") for a cash consideration of approximately US$3.5 billion (subject to adjustments) and the assumption of approximately US$950 million of net debt (as at December 31, 2004). The consideration is payable in cash upon closing of the sale and is not subject to financing. The sale of TIW's interests in MobiFon and Oskar will be completed through the sale of its interests in ClearWave N.V. ("ClearWave"), an indirect 99.99% owned subsidiary. Vodafone already owns 20.1% of MobiFon. At closing, net proceeds from the sale along with net cash at TIW is expected to equate to US$16 per fully-diluted share. The transaction is to be carried out by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

Item 5.              Full Description of Material Change

On March 15, 2005, the Company entered into a framework agreement (the "Framework Agreement") and a share sale and purchase agreement (the "the S&P Agreement") with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc ("Vodafone"), under which TIW will sell its interest in 79.0% of MobiFon and 100.0% of Oskar for a cash consideration of approximately US$3.5 billion (subject to adjustments) and the assumption of approximately US$950 million of net debt (as at December 31, 2004). Copies of the Framework Agreement and of the S&P Agreement are attached hereto as Schedule "B" and Schedule "C" respectively and form a part hereof. Closing of the sale is subject to (i) the Superior Court of Québec (the "Court") approval pursuant to the plan of arrangement (as more fully described below), (ii) shareholder approval on a basis to be determined by the Court (expected to be 66 2/3% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislation (EU and Romania). Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

Certain shareholders of TIW (namely certain affiliates of J.P. Morgan Partners, LLC, Capital d'Amérique CDPQ Inc., an affiliate of Caisse de dépôt et placement du Québec, and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P.) representing in total approximately 33.6% of the outstanding share capital of TIW have agreed to support and vote their shares in favor of the transaction and not to solicit any competing transaction.

The Board of Directors of TIW has approved the sale transaction and has recommended that the shareholders of the Company vote in favor of the sale transaction, which will be included in the Arrangement referred to below. The Board of TIW has received opinions from Lazard Frères & Co. LLC (financial advisor to the Company) and Lehman Brothers Inc. (financial advisor to the Board of Directors) as to the fairness, from a financial point of view, to TIW's selling subsidiaries of the sale consideration to be paid to such subsidiaries.

The Framework Agreement between TIW and Vodafone contains customary provisions prohibiting TIW from soliciting any other acquisition proposal but allowing termination in certain circumstances, including receipt by TIW of an unsolicited proposal from a third party that TIW's Board of Directors, in the exercise of its fiduciary duties, finds to be superior to the proposed transaction, subject to a termination fee to Vodafone of US$110 million, representing approximately 2.5% of the transaction value. The shareholder undertakings referred to above would also terminate in such circumstances. In addition, Vodafone has agreed to a standstill provision. Reference is made to the provisions of the Framework Agreement for details concerning the foregoing.

The Arrangement is intended to provide for a shareholder vote, the distribution of the proceeds of the sale to TIW's shareholders and the eventual liquidation of TIW. Upon shareholder approval, TIW will as soon as practicable thereafter seek an order from the Court approving the Arrangement. Concurrently with the approval of the Arrangement, TIW will seek Court authorization to initiate a creditor claims process.

It is expected that, pursuant to the Arrangement, the distribution to TIW's shareholders will be completed in stages up to a maximum amount of US$16 per TIW share, plus investment income, if any, earned following closing:

  upon closing of the sale, TIW intends to distribute the amount permitted by the Court (the "First Distribution").

  upon completion of the creditor claims process, TIW intends to distribute all remaining cash, except for appropriate reserves (the "Second Distribution").

  upon liquidation of TIW, it is intended that shareholders will receive any residual value to the extent of US$16 per share (plus investment income), and any excess shall be returned to Vodafone as an adjustment to the consideration.

The agreements with Vodafone provide for adjustments in certain circumstances but do not guarantee a minimum distribution to the shareholders of TIW. Pursuant to the agreements with Vodafone and the Arrangement, TIW shareholders will receive a maximum of US$16 per share (plus investment income). To the extent that assumptions as to the amount of inter alia (i) transaction and liquidation costs, (ii) net cash position at closing, and (iii) the absence of unidentified claims are different than expected, the shareholders may receive less than US$16 per share. Accordingly, TIW can give no assurances as to the total amount and timing of distributions to TIW's shareholders.

The Company anticipates mailing a proxy circular relating to the transaction to shareholders as soon as practicable convening the shareholders' meeting to approve the transaction and the Arrangement.

Item 6.              Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

             Not applicable.

Item 7.              Omitted Information

Not applicable.

Item 8.              Executive Officer

Margriet Zwarts
General Counsel and Secretary
Tel.: (514) 673-8414
Fax: (514) 673-8445
E-mail: mzwarts@tiw.ca

Item 9.              Date of Report

March 21, 2005

SCHEDULE "A"

PRESS RELEASE

See document attached.

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW TO SELL ITS OPERATIONS TO VODAFONE

Montréal, Canada, March 15, 2005 - Telesystem International Wireless Inc. ("TIW" or the "Company") is pleased to announce that it has entered into definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, ("Vodafone") for the sale of its interests in 79.0% of MobiFon S.A. ("MobiFon") and 100.0% of Oskar Mobil a.s. ("Oskar") for a cash consideration of approximately US$3.5 billion (subject to adjustments) and the assumption of approximately US$950 million of net debt (as at December 31, 2004). The consideration is payable in cash upon closing of the sale and is not subject to financing. The sale of TIW's interests in MobiFon and Oskar will be completed through the sale of its interests in ClearWave N.V. ("Clearwave"), an indirect 99.99% owned subsidiary. Vodafone already owns 20.1% of MobiFon. At closing, net proceeds from the sale along with net cash at TIW is expected to equate to US$16 per fully-diluted share and is intended to be distributed to shareholders pursuant to a plan of arrangement, as described more fully below.

The transaction value based on proportionate net debt represents a multiple of 10.5x1 TIW's proportionate Operating Income Before Depreciation and Amortization ("OIBDA")2 for 2004, pro forma for the recently completed acquisition of a 72.9% interest in Oskar Holdings N.V. US$16 per share would represent a premium of 21.3% to TIW's three-month average share price and a premium of 43.0% to TIW's share price on December 31, 2004.

______________________________________
1 Based on fully diluted number of shares, adjusted for option proceeds, assuming a share price of US$16.
2 We use the term operating income before depreciation and amortization (''OIBDA'') which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation or as an alternative measure of performance under generally accepted accounting principles ("GAAP"). For the reconciliation of OIBDA to net income refer to the non GAAP measures and operating data section of our quarterly release.

Closing of the sale is subject to (i) Court approval pursuant to the plan of arrangement (as more fully described below), (ii) shareholder approval on a basis to be determined by the Court (expected to be 66 2/3% of the votes), and (iii) customary conditions, including the receipt of all necessary regulatory approvals under relevant competition legislation (EU and Romania). Closing of the sale will take place as soon as practicable after receipt of such regulatory approvals, which is expected to occur in the third quarter of 2005.

Certain shareholders of TIW (namely certain affiliates of J.P.Morgan Partners, LLC, Capital d'Amérique CDPQ Inc., an affiliate of Caisse de dépôt et placement du Québec, and certain affiliates of AIG Emerging Europe Infrastructure Fund L.P.) representing in total approximately 33.6% of the outstanding share capital of TIW have agreed to support and vote their shares in favor of the transaction and not to solicit any competing transaction.

The Board of Directors of TIW has approved the sale transaction and has recommended that the shareholders of the Company vote in favor of the sale transaction, which will be included in the Arrangement referred to below. The Board of TIW has received opinions from Lazard Frères & Co. LLC (financial advisor to the Company) and Lehman Brothers Inc. (financial advisor to the Board of Directors) as to the fairness, from a financial point of view, to TIW's selling subsidiaries of the sale consideration to be paid to such subsidiaries.

The agreements between TIW and Vodafone contain customary provisions prohibiting TIW from soliciting any other acquisition proposal but allowing termination in certain circumstances, including receipt by TIW of an unsolicited proposal from a third party that TIW's Board of Directors, in the exercise of its fiduciary duties, finds to be superior to the proposed transaction, subject to a termination fee to Vodafone of US$110 million, representing approximately 2.5% of the transaction value. The shareholder undertakings referred to above would also terminate in such circumstances. In addition, Vodafone has agreed to a standstill provision.

The transaction is to be carried out by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). The Arrangement is intended to provide for a shareholder vote, the distribution of the proceeds of the sale to TIW's shareholders and the eventual liquidation of TIW. Upon shareholder approval, TIW will as soon as practicable thereafter seek an order from the Superior Court of Québec (the "Court") approving the Arrangement. Concurrently with the approval of the Arrangement, TIW will seek Court authorization to initiate a creditor claims process.

It is expected that, pursuant to the Arrangement, the distribution to TIW's shareholders will be completed in stages up to a maximum amount of US$16 per TIW share, plus investment income, if any, earned following closing:

  upon closing of the sale, TIW intends to distribute the amount permitted by the Court (the "First Distribution").

  upon completion of the creditor claims process, TIW intends to distribute all remaining cash, except for appropriate reserves (the "Second Distribution").

  upon liquidation of TIW, it is intended that shareholders will receive any residual value to the extent of US$16 per share (plus investment income), and any excess shall be returned to Vodafone as an adjustment to the consideration.

The agreements with Vodafone provide for adjustments in certain circumstances but do not guarantee a minimum distribution to the shareholders of TIW. Pursuant to the agreements with Vodafone and the Arrangement, TIW shareholders will receive a maximum of US$16 per share (plus investment income). To the extent that assumptions as to the amount of inter alia (i) transaction and liquidation costs, (ii) net cash position at closing, and (iii) the absence of unidentified claims are different than expected, the shareholders may receive less than US$16 per share. Accordingly, TIW can give no assurances as to the total amount and timing of distributions to TIW's shareholders.

The Company anticipates mailing a proxy circular relating to the transaction to shareholders as soon as practicable convening the shareholders' meeting to approve the transaction and the Arrangement.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Conference Call

TIW will hold an analyst call to discuss the transaction which will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 10:00 a.m. EST on Tuesday, March 15, 2005 (at http://www.tiw.ca). A replay of the conference call can also be heard between 2:00 p.m. on March 15 and 11:59 p.m. on April 12. To access the replay facility, dial +1 (416) 695-5800 and you will be instructed to enter the access code: 3146061#.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.7 million subscribers as at December 31, 2004. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

About MobiFon

MobiFon is a leader of mobile telecommunication market and one of the strongest companies in Romania. MobiFon, which operates under the registered trademark Connex, launched the first GSM network in Romania, on April 15, 1997. MobiFon registered 4.9 million subscribers as at December 31, 2004.

About Oskar

Oskar is the brand name for mobile services offered by Oskar Mobil a.s. Oskar is the newest mobile operator in the Czech Republic. Since its commercial launch in March 2000, Oskar has already attracted more than 1.8 million subscribers, becoming one of the fastest growing 3rd operators in Europe.

About Vodafone

Vodafone is the world's leading mobile telecommunications company with operations in 26 countries across 5 continents with 416 million customers and 152 million proportionate customers worldwide as at December 31, 2004. For further information please visit www.vodafone.com.

About Vodafone International Holdings B.V.

Vodafone International Holdings B.V. is an indirectly wholly-owned subsidiary of Vodafone, incorporated in the Netherlands. It acts as a holding company within the Vodafone Group and currently holds interests in a number of Vodafone subsidiaries.

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca

SCHEDULE "B"

FRAMEWORK AGREEMENT

See document attached.

Dated 15 March 2005

TELESYSTEM INTERNATIONAL WIRELESS INC.

and

VODAFONE INTERNATIONAL HOLDINGS B.V.

FRAMEWORK AGREEMENT

relating to ClearWave N.V.

Linklaters

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref: John Goodwin/Hugo Stolkin

Framework Agreement
This Agreement is made on 15 March 2005 between:

(1)	Telesystem International Wireless Inc. a corporation incorporated under the Canada Business Corporations Act whose head office is at 1250 René-Levesque Boulevard, 38th Floor, Montreal, Canada H3B 4W8 ("TIW"); and

(2)	Vodafone International Holdings B.V. a company incorporated under the laws of The Netherlands, having its registered office at Rivium Quadrant 173-177, 15th Floor, 2909 LC Capelle aan den IJssel, The Netherlands and with its official seat in Rotterdam ("Vodafone").

Whereas:
(A)	TIW has agreed to sell (or to procure the sale of) the Shares (as defined below) and to assume the obligations imposed on TIW under the Share Purchase Agreement.

(B)	Vodafone has agreed to purchase the Shares and to assume the obligations imposed on Vodafone under the Share Purchase Agreement.

(C)	TIW and Vodafone have agreed certain matters relating to the sale of the Shares, to the distribution by TIW of the sale proceeds to TIW shareholders and other ancillary arrangements. They have entered into this Framework Agreement to record those terms agreed between them.

It is agreed as follows:

1	Interpretation

1.1	Definitions
In this Agreement:

"Accounts Date" has the meaning given in the Share Purchase Agreement;

"Acquisition Proposal" means any offer or proposal relating to: (a) a merger, amalgamation, statutory arrangement, recapitalisation, reorganisation, share exchange, consolidation, business combination, liquidation, dissolution or similar transaction involving TIW (which, where applicable, would result in the transfer of an equity interest representing greater than 20% of the voting securities of TIW, MobiFon or Oskar or of the assets of MobiFon and/or Oskar representing 20% or more of the consolidated net assets of TIW as set out in TIW's latest audited consolidated financial statements); (b) any purchase of an equity interest representing greater than 20% of the voting securities of TIW, Oskar or MobiFon (save that any offer or proposal relating to Vodafone's equity interest in MobiFon shall not constitute an Acquisition Proposal); or (c) any purchase (or lease or other arrangement having the same economic effect as a purchase) of assets of MobiFon and/or Oskar representing 20% or more of the consolidated net assets of TIW as set out in TIW's latest audited consolidated financial statements (in each case (i) whether directly or indirectly (ii) whether in one or more transactions and (iii) other than the Transaction);

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"Agreed Terms" means, in relation to a document, such document in the terms agreed or to be agreed between TIW and Vodafone with such alterations as may be agreed in writing between TIW and Vodafone from time to time;

"Announcement" means the press announcement of the Transaction proposed to be released by TIW on or about the date of this Agreement, substantially in the Agreed Terms;

"Approval Orders" means the final orders of the Court approving the Arrangement, as contemplated by Clause 8, and includes the Share Purchase Order and the other orders of the Court approving and giving effect to the successive steps of the Plan of Arrangement pursuant to individual plans of arrangement as such orders may be amended or varied at any time prior to the Effective Date or, if appealed, then (unless such appeal is withdrawn or denied), as affirmed or as amended on appeal;

"Arrangement" means the arrangement involving TIW under the provisions of Section 192 of the CBCA, resulting, inter alia, in the acquisition by Vodafone of the Shares, subject to any amendments or variations thereto made in accordance with Clause 8 hereof or made at the direction of the Court;

"Arrangement Costs" means the costs of the Arrangement payable by Vodafone in accordance with Clause 6;

"Arrangement Resolution" means the special resolution of the TIW Shareholders relating to their approval of the Arrangement, to be substantially in a form approved by TIW and Vodafone, acting reasonably;

"Articles of Arrangement" means the articles of arrangement of TIW in respect of the Arrangement, to be filed with the Director after all Approval Orders are made;

"Base Price" means the amount payable pursuant to Clause 3.1.1 of the Share Purchase Agreement plus the Intercompany Loan Amount (as defined in the Share Purchase Agreement);

"Budget" means the TIW Group budget for the financial year ending 31 December 2005 in the Agreed Terms;

"Business Day" has the meaning given in the Share Purchase Agreement;

"CBCA" means the Canada Business Corporations Act, as amended;

"Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 192(7) of the CBCA after the Articles of Arrangement have been filed;

"Circular" means the notice of the TIW Shareholders Meeting and the accompanying management proxy circular to be sent by TIW to TIW Shareholders convening the TIW Shareholders Meeting, including the exhibits thereto, as amended, supplemented or otherwise modified;

"Closing" has the meaning given in the Share Purchase Agreement;

"Closing Date" has the meaning given in the Share Purchase Agreement;

"Company" has the meaning given in the Share Purchase Agreement;
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"Connected Persons" means, in respect of any company, any of its subsidiaries and any of the officers, directors, senior employees, agents and Representatives of it or its subsidiaries;

"Court" means the Superior Court, District of Montréal, Province of Québec, Canada;

"Director" means the Director appointed pursuant to Section 260 of the CBCA;

"Disclosure Letter" has the meaning given in the Share Purchase Agreement;

"Dissent Rights" means the rights of dissent in respect of the Arrangement;

"Distribution" means payment of any dividend or other distribution by any member of the TIW Group to TIW Shareholders;

"Draft Net Cash Statement" has the meaning given to it in Clause 7.1;

"Effective Date" means the date shown on the Certificate;

"Escrow Agreement" has the meaning given in the Share Purchase Agreement;

"Estimated Net Cash" means US$66,483,000, being the parties' estimate, as at the date of this Agreement, of the Net Cash;

"Estimated Net Cash Schedule" means the schedule in the Agreed Terms containing TIW's estimate of the consolidated net cash of the TIW Group (excluding the Group) at the dates set out in it;

"Group" has the meaning given in the Share Purchase Agreement;

"Group Companies" has the meaning given in the Share Purchase Agreement;

"Interim Order" means an order of the Court, as the same may be amended, containing declarations and directions in respect of the notice to be given relating to, and the conduct of, the Meeting with respect to the Arrangement, as contemplated by Clause 8.1;

"Investment Income" means income earned by the TIW Group from investment of all of its cash resources after Closing;

"Losses" has the meaning given in the Share Purchase Agreement;

"MobiFon" has the meaning given in the Share Purchase Agreement;

"Net Cash" means the amount of consolidated net cash of the TIW Group (excluding the Group) as set out in the Net Cash Statement;

"Net Cash Adjustment" means the difference (if any) between Net Cash and Estimated Net Cash;

"Net Cash Statement" means the statement to be prepared by TIW in accordance with Clause 7 and Schedule 1;

"Non-Disclosure Agreement" has the meaning given in the Share Purchase Agreement;

"Option Adjustment" has the meaning given in Clause 8.9;

"Oskar" has the meaning given in the Share Purchase Agreement;

"Plan of Arrangement" means, in relation to the Arrangement, the plan of arrangement for the TIW Group to be implemented in accordance with Clause 8. The Plan of Arrangement

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will be implemented pursuant to individual plans of arrangement authorising the successive steps of the Plan of Arrangement as approved by Approval Orders;

"Price" means the total price to be paid by Vodafone to TIW under the Share Purchase Agreement, being the aggregate of the Base Price (as adjusted for the Net Cash Adjustment and/or the Option Adjustment) and the Arrangement Costs;

"Recommendation" means the recommendation, in the Agreed Terms and to be contained in the Announcement, of the TIW Board that TIW Shareholders vote in favour of the Transaction;

"Reporting Accountants" means PricewaterhouseCoopers LLP or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, a firm of accountants to be agreed by TIW and Vodafone within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of The Institute of Chartered Accountants in England and Wales;

"Representatives" means, in respect of any company, any representative of it or its subsidiaries including any financial adviser, lawyer or accountant retained by it or any of its subsidiaries;

"Restricted Share Units" means the restricted share units issued by TIW, each convertible into one TIW Share and "Restricted Share Unit" means any one of them;

"Share Purchase Agreement" means the agreement dated the date of this Agreement between TIW and Vodafone for the sale and purchase of the Shares;

"Share Purchase Order" means the final order of the Court approving, inter alia, the Share Purchase Agreement, as such order may be amended or varied at any time prior to the Closing Date or, if appealed, then (unless such appeal is withdrawn or denied) as affirmed or as amended on appeal;

"Shares" has the meaning given in the Share Purchase Agreement;

"Share Options" means the options to purchase TIW Shares issued pursuant to the TIW Share Option Plan and "Share Option" means any one of them;

"Subsidiaries" has the meaning given in the Share Purchase Agreement;

"Superior Proposal" is an Acquisition Proposal that, if accepted by the TIW Board, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal (including conditions to consummation and the likelihood of obtaining financing for its consummation) and, if consummated, would result in a transaction more favourable than the Transaction contemplated by this Agreement (taking into account any amendments made to this Agreement and/or the Share Purchase Agreement by the parties, pursuant to Clause 3.5 or otherwise, after Vodafone has received notice of the Acquisition Proposal) to TIW's Shareholders in the opinion of the TIW Board in compliance with their fiduciary duties under applicable law. For the purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning given in this Clause 1 except that the reference to 20% shall be to 50%;

"Target Return" means an amount equal to US$16 per TIW Share;
references to "Taxation" comprise:

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(i) all forms of taxation (other than deferred (or future income) tax) and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies, in each case whether of The Netherlands, the Czech Republic, Romania or elsewhere in the world whenever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person; and

(ii) all penalties and interest relating to any matter within (i) above (save to the extent such penalties or interest are attributable to unreasonable delay by Vodafone/any member of Vodafone Group after Closing or to the failure of Vodafone to comply with its obligations under this Agreement);

"Tax Authority" means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

"Termination Fee" has the meaning given to it in Clause 2.1;

"TIW Accounts" means the unaudited consolidated accounts of TIW for the period ended on the Accounts Date;

"TIW Board" means the board of directors of TIW;

"TIW Group" means TIW and its subsidiaries from time to time (including, up to Closing, the Group Companies but excluding, with effect from Closing, the Group Companies);

"TIW Group Company" means any member of the TIW Group;

"TIW Shareholder Approval" means approval by TIW Shareholders of the Arrangement, as required pursuant to Clause 4.1.1 of the Share Purchase Agreement;

"TIW Shareholders" means the holders of TIW Shares;

"TIW Shareholders Meeting" or "Meeting" means the special meeting of the TIW Shareholders convened for the purpose of considering and approving the Arrangement;

"TIW Shares" means all of the common shares in the share capital of TIW and "TIW Share" means any one of them;

"TIW Share Option Plan" means the TIW Employees and Directors Share Option Plan;

"TIW Warranties" means the warranties given by TIW pursuant to Clause 10 and Schedule 2 and "TIW Warranty" means any one of them;

"Transaction" has the meaning given in the Share Purchase Agreement;

"US GAAP" has the meaning given in the Share Purchase Agreement;

"VAT" means, within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and, outside the European Union, any Taxation levied by reference to added value or sales;

"Vodafone Group" means Vodafone Group Plc and its subsidiaries from time to time; and

"Vodafone Group Company" means any member of the Vodafone Group. Singular, Plural, Gender

1.2	Singular, Plural, Gender

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References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to Persons and Companies

References to:
	1.3.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and
	1.3.2	a company include any company, corporation or any body corporate, wherever incorporated.

1.4	References to Subsidiaries and Holding Companies

A company is a "subsidiary" of another company (its "holding company") if that other company, directly or indirectly, through one or more subsidiaries:
	1.4.1	holds a majority of the voting rights in it;
	1.4.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;
	1.4.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or
	1.4.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.5	Schedules etc.
References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.6	Legal Terms
References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.7	Currency Conversion
Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause:

"Conversion Rate" means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted.

If no such rate is quoted by Bloomberg at all, then the "Conversion Rate" shall be the rate for the Relevant Date agreed between the parties for that purpose or, failing agreement, calculated in accordance with the methodology used by TIW described in its Form 20-F for the year ended 31 December 2003; and

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"Relevant Date" means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made.

2	Termination Fee

2.1	In any of the circumstances set out in Clause 2.2, Vodafone shall be entitled to terminate this Agreement and TIW shall pay to Vodafone an amount of US$110,000,000 (the "Termination Fee").

2.2	The circumstances referred to in Clause 2.1 are:

	2.2.1	the Recommendation is withdrawn or adversely qualified or modified by the TIW Board, whether or not permitted by the terms of this Agreement, other than in circumstances where Vodafone subsequently amends the terms of this Agreement in accordance with Clause 3.5 of this Agreement and the Recommendation is reaffirmed by the TIW Board;

	2.2.2	the TIW Shareholders Meeting shall not have been held or the vote of the TIW Shareholders on the Arrangement Resolution shall not have been taken by the date specified in Clause 8.1.1(i) of the Share Purchase Agreement and that meeting not having been held or vote not having been taken as a consequence directly or indirectly of any breach by TIW of Clause 8 hereof;

	2.2.3	an Acquisition Proposal is publicly announced and not withdrawn before the TIW Shareholders Meeting and the TIW Board shall have failed to reaffirm the Recommendation, without adverse qualification or modification, by the earlier of five Business Days after that announcement and the date of the TIW Shareholders Meeting;

	2.2.4	the TIW Board shall have recommended that TIW Shareholders deposit their TIW Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

	2.2.5	any member of the TIW Group shall have entered into an agreement with any person to further or to implement an Acquisition Proposal before completion of the Transaction pursuant to this Agreement; or

	2.2.6	if, at any time after the date of this Agreement and within six months after this Agreement terminates or lapses, other than in circumstances where a Termination Fee is paid by TIW to Vodafone pursuant to any other provision of this Clause 2.2, an Acquisition Proposal is announced and at any time after that TIW (or its shareholders), MobiFon or Oskar or one or more of their affiliates completes that Acquisition Proposal (save that the payment made pursuant to this Clause 2.2.6 shall be the Termination Fee less any damages paid by TIW to Vodafone under Clause 5).

2.3	Following termination of this Agreement in accordance with Clause 2.1, the Termination Fee shall become payable within three Business Days after demand by Vodafone, provided that such demand shall clearly set out in which of the circumstances set out in Clause 2.2 of this Agreement it has been terminated.

2.4	For the avoidance of doubt, TIW shall not be liable to make more than one payment pursuant to this Clause 2.

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2.5	The parties acknowledge that payment of any amount pursuant to this Clause 2 shall be considered to be a genuine pre-estimate of Vodafone' liquidated damages to compensate Vodafone for its direct and indirect costs of negotiating with TIW and settling this Agreement, and is not considered a penalty.

2.6	On payment in full by TIW of the Termination Fee, this Agreement shall lapse, and neither party shall have any further liability to the other pursuant to this Agreement, save that Clauses 1, 12 and 13.13 shall continue in force.

3	Non-Solicitation etc.

3.1	TIW agrees that, for the period of time commencing on the date of this Agreement and ending on the date of termination of this Agreement, subject to the remaining provisions of this Clause 3, it shall not and shall procure that its Connected Persons shall not, directly or indirectly:

	3.1.1	initiate, solicit or encourage or facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal;

	3.1.2	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal (other than Vodafone and the Connected Persons of Vodafone and TIW or as contemplated by this Agreement);

	3.1.3	consummate or enter into any agreement to consummate any Acquisition Proposal; or

	3.1.4	otherwise encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal.

3.2	Nothing contained in Clause 3.1 or Clause 3.4 shall prevent TIW or the TIW Board from:

	3.2.1	complying with its disclosure obligations under Section 73 and Section 134 and following of the Securities Act (Québec) and other applicable laws or regulations; and

	3.2.2	at any time prior to, but not after, the filing of the Articles of Arrangement: (i) providing information in response to a request for it by a person who has made an unsolicited bona fide written Acquisition Proposal after the date of this Agreement, if the TIW Board receives from that person an executed confidentiality agreement on terms substantially similar to the Non-Disclosure Agreement between TIW and Vodafone; (ii) engaging in any negotiations or discussions in relation to an Acquisition Proposal with such a person as is described in sub-Clause 3.2.2(i) or (iii) recommending such an Acquisition Proposal to the shareholders of TIW, if and only to the extent that, in each such case referred to in sub-Clause (i), (ii) or (iii) above, the TIW Board determines in good faith, after consultation with outside legal counsel and its financial adviser, that such Acquisition Proposal constitutes or, in the case of (i) or (ii), is likely to constitute a Superior Proposal.

3.3	TIW shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person conducted prior to the date of this Agreement with respect to any Acquisition Proposal. TIW shall promptly inform the individuals or entities referred to in the previous sentence of its obligations undertaken in this Clause 3.

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3.4	TIW shall not, accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal and the TIW Board shall not withdraw, modify or amend, in a manner adverse to Vodafone in the event of an Acquisition Proposal being made, its recommendation that TIW Shareholders vote in favour of the Arrangement unless the TIW Board shall have determined that the Acquisition Proposal constitutes a Superior Proposal in accordance with Clause 3.2 and unless it has provided Vodafone with notice, such notice to be made promptly in writing: (i) of the existence of a Superior Proposal together with documentation detailing in all material respects the Superior Proposal including a true and final copy of the agreement relating to the Superior Proposal and indicating the identity of the person making such Superior Proposal; and (ii) that TIW is proposing itself to accept, approve, recommend or enter into an agreement relating to such Superior Proposal. The above-referred notice has to be provided at least three Business Days prior to the date on which the TIW Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal.

3.5	During the period of three Business Days commencing on the date on which the notice referred to in Clause 3.4 is given by TIW, TIW acknowledges that Vodafone shall have the opportunity, but not the obligation, to offer to amend the terms of the Transaction. The TIW Board shall review any amendment proposed by Vodafone to the terms of the Transaction in good faith in order to determine, in its absolute discretion in the exercise of its fiduciary duties, whether Vodafone's amendment to the terms of the Transaction (upon acceptance by TIW) would result in the Acquisition Proposal not being a Superior Proposal. If the TIW Board so determines, TIW shall enter into an amendment to this Agreement and/or to the Share Purchase Agreement with Vodafone reflecting Vodafone's amended proposal.

3.6	TIW shall promptly request each person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of a transaction (that could reasonably be considered to be an Acquisition Proposal) with TIW to return all confidential information furnished prior to the execution of this Agreement to or for the benefit of such person by or on behalf of it or any of its Subsidiaries. TIW shall enforce, and shall not release any third party from or waive any provision of, any confidentiality agreement to which it or any of its Subsidiaries is a party with respect to any Acquisition Proposal.

3.7	For the purposes of this Clause 3, "person" includes any "group" as defined by Section 13(d) of The Securities Exchange Act of 1934.

4	Standstill Period

4.1	Subject to Clause 4.2 below, during the period commencing on the date of this Agreement and terminating on the Closing Date (the "Standstill Period"), without the prior express written consent of the TIW Board, none of Vodafone, any Vodafone Group Company or any person acting jointly or in concert with Vodafone or any Vodafone Group Company shall: (a) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any bank or other senior debt, warrants, shares or other securities of TIW Group; (b) propose or offer to enter into, directly or indirectly, any merger or business combination involving TIW (other than the Transaction); (c) directly or indirectly solicit, or participate or join with any other person in the solicitation of, any proxies to vote, or to seek to advise or to influence any person with respect to the voting of, any bank or other senior debt, warrants, shares or other securities of TIW; (d) otherwise act, alone or in concert with

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others to seek to control the management, board of directors or policies of TIW or to influence any bank or other senior lender or any holder of shares, warrants, debt or other securities of TIW; or (e) advise, assist or encourage any other person in connection with any of the foregoing, including without limitation by providing financing for such purpose.

4.2	Notwithstanding the foregoing, Vodafone or a Vodafone Group Company shall be entitled to:

	4.2.1	make an offer to acquire TIW Shares without seeking consent of the TIW Board if any person (other than the persons who are to be so restricted):

		(i)	publicly announces that it has acquired or intends to acquire, together with its affiliates, beneficial ownership of or power to exercise control or direction over TIW Shares carrying 10% or more of the votes ordinarily exercisable at general meetings of TIW; or
		(ii)	who, together with its affiliates, already holds 10% or more of the votes ordinarily exercisable at general meetings of TIW, publicly announces that it has acquired, together with its affiliates, beneficial ownership of or power to exercise control or direction over additional shares carrying more than 2% of the votes ordinarily exercisable at general meetings of TIW; or
		(iii)	has launched a bona fide offer for TIW Shares or has announced an intention to make such an offer which could result in such person becoming interested in shares carrying one third or more of the votes ordinarily exercisable at general meetings of TIW; or
		(iv)	has made a bona fide offer for shares of MobiFon or Oskar or has announced an intention to make such an offer or makes such an offer which could result in such person becoming interested in shares carrying one third or more of the votes ordinarily exercisable at general meetings of MobiFon or Oskar, unless the offer is not recommended and TIW confirms in writing to Vodafone within five Business Days of the offer or the announcement of the offer that it does not intend to accept such offer; and/or

	4.2.2	acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly warrants, shares or other securities of TIW so long as such warrants, shares or other securities do not give Vodafone beneficial ownership of or power to exercise control or direction over TIW Shares carrying 10% or more of the votes ordinarily exercisable at general meetings of TIW.

4.3	Neither Vodafone nor any other Vodafone Group Company shall frustrate or oppose, whether by voting against or failing to tender into or otherwise, a Superior Proposal for TIW Group with any TIW Shares held by Vodafone or a Vodafone Group Company. The restriction in the foregoing sentence shall not apply to TIW Shares acquired, directly or indirectly, after a Superior Proposal is made.

4.4	For the avoidance of doubt, nothing herein shall be deemed to impact the ability of any Vodafone Group Company from exercising any right granted to it by virtue of the Contract of Association among the shareholders of MobiFon or the Co-operation Agreement between a subsidiary of Vodafone and a subsidiary of TIW with respect to MobiFon.

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5	Termination and Breach

5.1	Without prejudice to Clause 2 and subject to Clause 5.2, either party shall be entitled to terminate this Agreement in either of the circumstances set out below:

	5.1.1	if the other party is in breach of any of its undertakings in this Agreement the effect of which is material in the context of the Transaction; or

	5.1.2	if the other party is in breach of any warranty under this Agreement, or would be if the relevant warranty under this Agreement were repeated at the time of the breach, in any such case the effect of which is material in the context of the Transaction.

5.2
	5.2.1	TIW and Vodafone may not exercise any right to terminate this Agreement pursuant to Clause 5.1 (in either case referred to as the "Terminating Party" and the other party referred to as the "Other Party" in this Clause) except in accordance with the provisions of this Clause 5.2.

	5.2.2	In the event that a Terminating Party intends to exercise its rights to terminate this Agreement pursuant to Clause 5.1, the Terminating Party shall deliver a written notice to the Other Party (in accordance with Clause 13.10 (Notice)) specifying in reasonable detail all the alleged breaches of, or non-compliance with, the provisions of this Agreement, which the Terminating Party seeks to rely upon (a "Notice of Intent").

	5.2.3	Within five Business Days of receipt of a Notice of Intent complying with Clause 5.2.2, the Other Party shall deliver a written notice to the Terminating Party setting out whether, in the opinion of the Other Party, the alleged breaches or non-compliance with the provisions of the Agreement are capable of being cured and, if so, the Other Party shall make proposals to the Terminating Party in relation to curing such matters and use all reasonable endeavours to cure such matters (a "Response").

	5.2.4	In the event that either:

(i) the Terminating Party (acting reasonably) is not satisfied with the Other Party's proposals in relation to curing such matters and the matters alleged by the Terminating Party in the Notice of Intent have not been cured or substantially cured by the Other Party within a period of 20 Business Days (commencing on the date of delivery of Notice of Intent in accordance with Clause 5.2.2); or

(ii) the parties agree, or it is judicially determined, that any of the alleged breaches of, or non-compliance with, this Agreement alleged in the Notice of Intent are not capable of being cured,

the Terminating Party shall be entitled to serve a written notice (a "Termination Notice") on the Other Party (in accordance with Clause 13.10 (Notice)), terminating this Agreement with immediate effect, save that Clauses 1 (Interpretation), 12 (Confidentiality) and 13.13 (Governing Law and Submission to Jurisdiction) shall continue in force.

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5.3	If Vodafone terminates this Agreement and the Termination Fee is paid to it pursuant to Clause 2, Vodafone shall not be entitled to any other rights or remedies pursuant to this Agreement or otherwise, including the right to claim damages.

5.4	Without prejudice to Clause 5.3, if this Agreement is terminated by the Terminating Party pursuant to Clause 5.1, neither party shall have any claim against the other under this Agreement following that termination save for any claim:

	5.4.1	for fraud;

	5.4.2	by Vodafone for breach of a TIW Warranty to the extent that
(i) the TIW Warranty was given fraudulently; or
(ii) any person listed in Schedule 6 was aware that the TIW Warranty inquestion was untrue or incorrect in any material respect when made; or

	5.4.3	by the Terminating Party for breach by the Other Party of its obligations pursuant to this Agreement, other than in the case of termination by Vodafone for any breach of a TIW Warranty;

and, in the case of any claim pursuant to Clauses 5.4.2 or 5.4.3, only if it gave rise to the right of the Terminating Party to terminate this Agreement in accordance with Clause 5.1.

If this Agreement is terminated, neither party may make any claim for breach of this Agreement more than six months after termination.

5.5	If Closing occurs:

	5.5.1	neither party shall be liable after Closing for any breach of warranty in (as applicable) Schedule 2 or Schedule 3; and

	5.5.2	Vodafone may not make any claim for breach of this Agreement more than 30 days after Closing.

5.6	The maximum aggregate liability of TIW for any claim by Vodafone for breach of this Agreement and the Share Purchase Agreement shall, save in the case of fraud, be US$110,000,000.

5.7	This Agreement shall lapse on termination of the Share Purchase Agreement in accordance with its terms.

5.8	Notwithstanding anything to the contrary in this Agreement, no right to terminate this Agreement or right to compensation or other remedy shall be available to either party pursuant to this Agreement regarding such facts or circumstances that result from or arise from the exercise of any right of veto or the giving or withholding of any consent or any approval, in each case, by or on behalf of any Vodafone Group Company in relation to the Contract of Association between the shareholders of MobiFon or the Co operation Agreement with respect to MobiFon.

6	Arrangement Costs

6.1	Payment by Vodafone

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As part of the Price for the Shares, Vodafone shall pay to TIW up to US$46 million (inclusive of any VAT) in respect of Arrangement Costs in accordance with the terms of this Clause 6.

6.2	Scope of Arrangement Costs

The Arrangement Costs shall consist of the following items:

	6.2.1	certain wind-up costs connected with the Plan of Arrangement, as described in Schedule 4 (the "Wind-up Costs")

	6.2.2	certain fees and expenses of TIW's advisers in connection with the Transaction, as set out in Schedule 5 (the "Advisers' Fees and Expenses"); and

	6.2.3	such other costs, expenses and liabilities as may become payable by any member of the TIW Group ("Unidentified Costs").

The Arrangement Costs include the Wind-up Costs and Advisers' Fees and Expenses paid on or after the date of this Agreement and whether before or after Closing. Arrangement Costs are in any event to be net of any recoverable VAT.

6.3	Payment of Arrangement Costs

	6.3.1	At Closing:

(i) Vodafone shall pay to TIW US$36 million in respect of Arrangement Costs; and

(ii) Vodafone shall pay US$10 million in respect of Arrangement Costs (the "Arrangement Costs Escrow Amount") into the Escrow Account to be dealt with in accordance with the Escrow Agreement.

TIW shall use these payments by Vodafone to discharge Arrangement Costs as they fall due.

6.4	Oversight for Vodafone

	6.4.1	The Schedules referred to in Clause 6.2 (together, the "Arrangement Costs Schedules") set out the Wind-up Costs and the Advisers' Fees and Expenses that the parties envisage being paid. The parties acknowledge that the amounts shown on those Schedules are estimates and that the actual amounts of those costs may be different to the amounts shown (Vodafone's obligation to pay the Arrangement Costs being in any event limited as set out in Clause 6.1).

	6.4.2	TIW shall, and shall procure that each member of the TIW Group shall, incur Arrangement Costs only to the extent that it deems it reasonably necessary to do so in order to implement the Plan of Arrangement. TIW shall not incur any obligation to pay any individual Arrangement Cost in excess of US$500,000 without prior written notification to Vodafone. TIW shall use its reasonable endeavours to mitigate the amount of the Arrangement Costs. Vodafone shall, if so required by TIW, provide such assistance as TIW may reasonably request in order to assist TIW to do so.

	6.4.3	If:
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		(i)	TIW becomes aware that any individual cost item on any Arrangement Costs Schedule will exceed, or is reasonably likely to exceed, the amount shown on the relevant Schedule by at least US$500,000; or

		(ii)	TIW becomes aware that the total amount of the Wind-up Costs and the Advisers' Fees and Expenses will exceed, or is reasonably likely to exceed, the total amount shown on the Arrangement Costs Schedules by at least US$500,000; or

		(iii)	TIW becomes aware of any individual item within the scope of the Arrangement Costs, but not specifically included in the Arrangement Costs Schedules, in excess of US$500,000,

it shall promptly consult with Vodafone in relation to the matter. Following that consultation, TIW shall take into account all reasonable representations made by Vodafone in relation to the matter before paying, or taking any further action that would make it liable to pay, the Arrangement Cost in question.

	6.4.4	TIW shall, if so requested by Vodafone at any time while there remains a positive balance of the Arrangement Costs Escrow Amount, provide to Vodafone such documents and other information as it may reasonably request in relation to the incurring of, mitigation of and payment of Arrangement Costs.

	6.4.5	Any balance of the Arrangement Costs Escrow Amount remaining unspent by TIW at the earlier of:

		(i)	two years from Closing; and

		(ii)	the dissolution of TIW as envisaged by the Arrangement,

shall be payable to Vodafone, once the TIW Shareholders have received the Target Return and the Investment Income. Any payment made to Vodafone pursuant to this Clause 6.4.5 shall be treated as an adjustment to the Price.

7	Net Cash Adjustment

Consistent with the parties' intention that the TIW Shareholders receive the Target Return, the Price will be adjusted in accordance with Clause 7.3.

7.1	Net Cash Statement

TIW shall procure that as soon as practicable following Closing there shall be drawn up a draft of the Net Cash Statement (the "Draft Net Cash Statement") in accordance with Schedule 1 setting out the combined net cash position of the TIW Group (excluding the Group).

7.2	Determination of Net Cash Statement

	7.2.1	The Draft Net Cash Statement as agreed or determined pursuant to paragraph 3 of Schedule 1:

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(i) shall constitute the Net Cash Statement for the purposes of this Agreement; and

(ii) shall be final and binding on the parties.

	7.2.2	The Net Cash shall be the amount stated in the Net Cash Statement as being the Net Cash.

7.3	Adjustment to Price

	7.3.1	If the Net Cash is greater than the Estimated Net Cash by more than US$3 million, TIW shall repay to Vodafone an amount equal to the excess of the Net Cash above the aggregate of (i) the Estimated Net Cash and (ii) US$3 million.

	7.3.2	If the Net Cash is less than the Estimated Net Cash, Vodafone shall pay to TIW an additional amount, subject to a maximum of US$1 million, equal to the deficit of the Net Cash below the Estimated Net Cash.

	7.3.3	Any payments pursuant to this Clause 7.3 shall be made not later than 10 Business Days after the date on which the process described in paragraph 3 of Schedule 1 for the preparation of the Net Cash Statement is complete.

	7.3.4	Any payment made pursuant to this Clause 7.3 shall be an adjustment to the Price.

7.4	Use of Excess

Any excess of Net Cash over Estimated Net Cash up to US$3 million shall be paid by TIW into the Escrow Account and shall be treated as an addition to the Arrangement Costs Escrow Amount. As such, it shall be used by TIW to discharge Arrangement Costs and, if applicable, dealt with in accordance with Clause 6.4.5.

8	Plan of Arrangement

The parties agree to co-operate in the implementation by TIW of the Plan of Arrangement. This Clause 8 records the manner of that co-operation.

8.1	Shareholder Approval

TIW shall:

	8.1.1	subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner reasonably acceptable to Vodafone under Section 192 of the CBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

	8.1.2	subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the Meeting for the purpose of considering the Arrangement Resolution;

	8.1.3	forthwith after obtaining the Share Purchase Order, diligently seek the Closing in accordance with the terms and conditions of the Share Purchase Agreement; and

	8.1.4	subject to obtaining the Approval Orders and (if relevant) the Closing occurring, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection with them under the CBCA to give effect to the Arrangement.

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TIW shall at all times keep Vodafone informed of the progress of implementation of the Plan of Arrangement. If TIW becomes aware that the Plan of Arrangement will not be, or is reasonably likely not to be, implemented in all material respects in accordance with the Plan of Arrangement, it shall so inform Vodafone as soon as practicable.

8.2	Interim Order

The notice of motion for the application referred to in Clause 8.1.1 shall request that the Interim Order provide:

	8.2.1	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice shall be provided;

	8.2.2	that the requisite approval for the Arrangement Resolution shall be 66 % or more of the votes cast on the Arrangement Resolution by TIW Shareholders present in person or represented by proxy at the Meeting; and

	8.2.3	that in all other respects, the terms, restrictions and conditions of the by-laws and articles of TIW, including quorum requirements and all other matters, shall apply in respect of the Meeting;

	8.2.4	for the absence of Dissent Rights; and

	8.2.5	for the notice requirements with respect to the presentation of the application to the Court for the Share Purchase Order and any other Approval Order required to finally implement the Plan of Arrangement.

8.3	Meeting and Circular

	8.3.1	As promptly as practical after execution of this Agreement, TIW shall call the Meeting, establish the record date for determining TIW Shareholders entitled to vote at the Meeting and prepare the Circular together with any other documents required by applicable securities and all other laws in connection with the Arrangement. As promptly as practicable after the execution of this Agreement, TIW shall cause the Circular and other documentation required in connection with the Meeting to be sent to each TIW Shareholder of record on the record date for the Meeting and filed as required by the Interim Order and applicable laws.

	8.3.2	As promptly as practical after execution of this Agreement, TIW shall provide Vodafone with a draft of the Circular. TIW shall provide Vodafone a reasonable opportunity to review and comment on the Circular and all other documentation contemplated by this Clause 8.3 (including the form of proxy); provided that all information relating to Vodafone which is included in the Circular shall be in form and content satisfactory to Vodafone, acting reasonably and without undue delay before the Circular or such documentation is sent to the TIW Shareholders or filed with securities regulatory authorities as required by applicable securities or other laws. In the event that either party becomes aware of a fact or event that would delay the timeline discussed between the parties from time to time for the implementation of the various steps to give effect to the Arrangement, it shall advise the other party immediately, and both parties shall use reasonable efforts to achieve that timeline.

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	8.3.3	TIW shall ensure that the Circular complies with all applicable laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Vodafone). Without limiting the generality of the foregoing, TIW shall ensure that the Circular provides the TIW Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Meeting.

	8.3.4	Each of Vodafone and TIW shall proceed diligently, in a co-ordinated fashion and use its reasonable best efforts to co-operate in the preparation of the Circular as described in this Clause 8.3, any exemption applications or orders and any other documents deemed reasonably necessary by either of them to discharge their respective obligations under applicable laws in connection with the Arrangement. Each of the parties shall furnish to the other, on a timely basis, all information as may be required to effectuate the foregoing actions, and each covenants, that, to its knowledge, no information so furnished by it in writing in connection with those actions or otherwise in connection with the consummation of the Arrangement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made. Each of the parties will ensure that the information relating to it which is provided in the Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made.

	8.3.5	TIW shall promptly notify Vodafone if at any time before the Effective Date it becomes aware that the Circular, an application for an order, any registration statement or any other filing under any securities or other laws contains an untrue statement of a material fact or omits to state a material fact required to be stated in it or necessary to make the statements contained in it not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, such application, registration statement or filing. The parties shall co-operate in the preparation of any amendment or supplement to the Circular, application, registration statement or filing, as required.

8.4	Articles of Arrangement

The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement and all as subject to the provisions of the Plan of Arrangement, implement the Plan of Arrangement. The Articles of Arrangement shall be in form satisfactory to Vodafone and TIW, each acting reasonably and shall provide, inter alia, for the sale of the Shares, the plan of distribution of the proceeds of the sale and the liquidation and dissolution of TIW.

8.5	Target Return

	8.5.1	TIW will use its reasonable endeavours to distribute all its cash balances, including the Price and the Investment Income, in accordance with the Plan of Arrangement so as to achieve the Target Return and the distribution of the Investment Income.

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	8.5.2	TIW will not, and will procure that no member of the TIW Group will, make any Distribution to TIW Shareholders which, when taken together with all other Distributions made to them after the date of this Agreement, exceeds, on a per share basis, the aggregate of the Target Return and Investment Income per share.

	8.5.3	For this purpose, before making any Distribution to TIW Shareholders which, when taken together with all other such Distributions after the date of this Agreement, would exceed the Target Return, TIW shall provide such information to Vodafone as Vodafone may reasonably require in order to calculate the Investment Income.

8.6	Calculation of the Price

The Price has been calculated to achieve the Target Return on the following bases and assumptions:

	8.6.1	215,197,279 TIW Shares in issue, qualifying for any Distribution towards the Target Return;

	8.6.2	1,915,738 Restricted Share Units in issue, carrying the right to convert into the same number of TIW Shares;

	8.6.3	1,167,429 Performance Restricted Share Units carrying the right to convert into the same number of TIW Shares on the basis of a value of the Transaction of US$16 per TIW Share;

	8.6.4	4,816,267 Share Options in issue, carrying the right to convert into the same number of TIW Shares, and at an exercise price less than US$16 each;

	8.6.5	no other equity or other interest in TIW carrying any right to participate in any Distribution;

	8.6.6	no change to the share capital of TIW after the date of this Agreement, whether by the issue, consolidation, sub-division or otherwise of TIW Shares (other than in accordance with Clauses 8.6.7 and 8.6.8 below);

	8.6.7	the full vesting of the Restricted Share Units described above and their exchange for the same number of TIW Shares, on Closing; and

	8.6.8	the full vesting and exercise of the Share Options described above giving rise to the issue of the same number of TIW Shares, on Closing, at an aggregate price payable to TIW of US$30,784,668.

8.7	On these bases and assumptions there would be: (A) 223,096,713 TIW Shares in issue carrying the right to participate in any Distributions; and (B) US$30,784,668 received by TIW on exercise of TIW Share Options.

8.8	If these bases and assumptions prove incorrect, then the Base Price shall be reduced as follows:

A = (US$16 x B) - C
where:
A = the reduction in the Base Price
B = D - E where:

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D = the number of TIW Shares assumed in Clause 8.7 to be entitled to participate in any Distribution on the basis that (i) all of the Restricted Share Units noted in Clauses 8.6.2 and 8.6.3 are redeemed for TIW Shares that participate in any Distribution and (ii) all of the Share Options noted in Clause 8.6.4 are exercised, and
E = the number of TIW Shares in fact in issue at the Calculation Date (defined in Clause 8.9 below) that participate in any Distributions ; and
C = the aggregate exercise price of TIW Share Options assumed by Clause 8.6.8 to be exercised but not in fact exercised.

Any reduction in the Base Price pursuant to this Clause 8.8 is the "Option Adjustment".

8.9	The calculation of items "C" and "E" in the formula in Clause 8.8 shall be made on the first day after

	8.9.1	the expiry of any period following Closing within which proceeds of sale of, or of any Distribution relating to, TIW Shares issued on redemption of any Restricted Share Units noted in Clauses 8.6.2 and 8.6.3 may be forfeited; and

	8.9.2	all the Share Options noted in Clause 8.6.4 have been exercised or lapsed,

that first day being the "Calculation Date". Within two Business Days after the Calculation Date, TIW shall provide to Vodafone such information as is reasonably necessary in order to enable TIW and Vodafone to agree items "C" and "E" in the formula in Clause 8.8. If TIW and Vodafone are unable to agree those items within 10 Business Days of the Calculation Date, then either party may refer the matter to the Reporting Accountants for determination by them. The provisions of Schedule 1, paragraph 3 shall apply mutatis mutandis in that event. Payment by TIW to Vodafone of any Option Adjustment shall be made within three Business Days of agreement or determination of items "C" and "E" as above.

8.10	Investment Income

	8.10.1	The Investment Income is income that is earned by the TIW Group after Closing on all its cash resources at any time after Closing, including any income earned from time to time by the TIW Group on investment of those cash resources (together, the "Investment Funds").

	8.10.2	TIW shall, if so requested by Vodafone at any time after Closing, provide such information as Vodafone may reasonably require as to:
(i) the manner in which the Investment Funds are being invested by TIW; and
(ii) TIW's calculation of the Investment Income as at the date of the request or such other proximate and convenient date that TIW may choose.

	8.10.3	Vodafone acknowledges that investment of the Investment Funds is a matter for TIW in its sole discretion and that the right of Vodafone to the information described in Clause 8.10.2 is solely to enable Vodafone to determine whether any Excess Amount (as defined in Clause 8.11) will become due to it.

	8.10.4	If there is any dispute between TIW and Vodafone as to the amount of Investment Income, necessary to determine any right Vodafone may have to any Excess Amount, TIW and Vodafone shall co-operate with each other in order to seek to

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determine the matter. If they fail to do so within 15 Business Days of notice by either of them to the other for the purpose, then either may refer the matter for determination by the Reporting Accountants. Following that referral, the provisions of Schedule 1, paragraph 3 shall apply mutatis mutandis in relation to the matter.

8.11	Excess Amount

If, at any time after the Target Return and the Investment Income have been distributed to the TIW Shareholders, TIW would (but for Clause 8.5.2) be able, in accordance with applicable law, to make a further Distribution to TIW Shareholders, then the amount of that further Distribution (the "Excess Amount") shall become due from TIW to Vodafone. At any time after the Target Return and the Investment Income have been distributed by TIW, TIW shall provide to Vodafone such information, books and records of the TIW Group as Vodafone may, at its sole discretion, require. TIW shall also provide such co-operation as Vodafone may reasonably require, at the cost and expense of Vodafone, in order to seek to realise any remaining assets of the TIW Group, the discharge of its other creditors ranking ahead of Vodafone and (subject to applicable law) the payment to Vodafone of the Excess Amount. Any payment made to Vodafone pursuant to this Clause 8.11 shall be an adjustment to the Price. Vodafone shall be a creditor of TIW in respect of any amount becoming due to it pursuant to this Clause 8.11.

9	Covenants in Relation to the TIW Group

9.1	Having regard to the provisions of Clause 7 which operate to increase the Price to the extent that Net Cash is less than Estimated Net Cash, to promote Distribution of the Target Return and having regard to the right of Vodafone to any Excess Amount pursuant to Clause 8, the parties agree that the provisions of this Clause 9 shall apply.

9.2	TIW shall procure that, between the date of this Agreement and the date on which the Target Return is paid, each TIW Group Company, other than any Group Company (in respect of which the Share Purchase Agreement shall apply), shall use reasonable endeavours to conduct its business properly and efficiently, including to mitigate the amount of liabilities incurred by it.

10	Warranties

10.1	TIW Warranties

	10.1.1	TIW warrants to Vodafone that the statements set out in Schedule 2 (each, a "TIW Warranty") are true and accurate as of the date of this Agreement.

	10.1.2	TIW acknowledges that Vodafone is entering into this Agreement in reliance upon the TIW Warranties.

	10.1.3	Each of the TIW Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 2.

10.2	Notification

If after the signing of this Agreement:
	10.2.1	TIW shall become aware that any TIW Warranty was untrue or inaccurate in any material respect as of the signing of this Agreement; or

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	10.2.2	any event shall occur or matter shall arise of which TIW becomes aware which results or may result in any TIW Warranty being untrue or inaccurate in any material respect, had the TIW Warranties been repeated up to Closing,

TIW shall notify Vodafone in writing as soon as practicable and in any event prior to Closing setting out such details as are available. TIW shall make any investigation concerning the event or matter and take such action, at its own cost, as Vodafone may reasonably require.

10.3	TIW's Disclosures

The TIW Warranties are subject to the matters contemplated by this Agreement, the Share Purchase Agreement or fairly disclosed in the Disclosure Letter.

10.4	Vodafone Warranties

	10.4.1	Vodafone warrants to TIW that the statements set out in Schedule 3 are true and accurate as of the date of this Agreement.

	10.4.2	Vodafone acknowledges that TIW is entering into this Agreement in reliance upon the Vodafone Warranties.

	10.4.3	Each of the Vodafone Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 3.

11	Taxation Arrangement

11.1	TIW, together with its advisers, has been considering the means by which the Arrangement is to be implemented, including in respect of the repatriation to TIW of:

	11.1.1	the Base Price, and

	11.1.2	any other assets held by the TIW Group.

In doing so, TIW has taken into account draft legislation issued by the Canadian Federal Department of Finance dated 27 February 2004 (the "Proposed Amendments").

11.2	As soon as practicable after execution of this Agreement, TIW shall approach the Canadian Federal Department of Finance (the "DOF") with a view to procuring the agreement of the DOF that, to the extent applicable, the steps required to implement the Arrangement (the "Implementation Steps") be treated substantially in accordance with the terms of the Proposed Amendments. TIW shall keep Vodafone fully informed as to manner and contents of this approach to the DOF, and shall give Vodafone reasonable opportunity to make representations to TIW in relation to it. TIW shall give due consideration to any such representations made by Vodafone. TIW shall use reasonable endeavours to procure the DOF agreement that the Proposed Amendments apply in relation to the Implementation Steps, including giving due consideration to any changes required to those steps to achieve that agreement.

11.3	If:

	11.3.1	the DOF does not so agree; or

	11.3.2	the Proposed Amendments are substantially changed or not enacted prior to the Implementation Steps being effected or at all,

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with the result that, in either case, the Implementation Steps are not treated substantially in accordance with the Proposed Amendments, then the next sentence shall apply. In that event, TIW shall use reasonable endeavours to restructure or amend the Implementation Steps in a manner which, to the extent practicable, gives rise to no liability to Tax for the TIW Group. TIW shall provide to Vodafone such information as Vodafone may reasonably require in relation to any such possible restructuring of or amendment to the Implementation Steps. Any such restructuring or amendment of the Implementation Steps as described by TIW to Vodafone prior to execution of this Agreement shall require the consent of Vodafone, not to be unreasonably withheld.

11.4	The parties acknowledge that, notwithstanding its efforts pursuant to Clause 11.3, TIW may be unable to re-structure or amend the Implementation Steps in the manner described in Clause 11.3 with the result that their implementation gives rise to a liability to Tax for the TIW Group (excluding the Group). In that event, by written request (a "Request Notice"), TIW may require Vodafone to pay to TIW an amount, up to US$7 million, equal to the amount of that liability to Tax of the TIW Group (excluding the Group).

11.5	TIW shall, together with any Request Notice, provide to Vodafone such information as may be reasonably required by Vodafone to enable it to calculate the amount due from it pursuant to Clause 11.4. In order to expedite this process, TIW may, at any time after execution of this Agreement, provide to Vodafone details of the Implementation Steps and the Tax analysis relating to them produced by or provided to TIW from time to time. If TIW does so, Vodafone shall review those materials and, to the extent necessary and requested by TIW, engage with TIW and its advisers in order to seek to agree the amount that may be payable by Vodafone to TIW in accordance with Clause 11.4, on the basis of the Implementation Steps described in, and of any other information provided with, the Request Notice.

11.6	Following the issue of a Request Notice, the parties shall seek to agree on any amount payable by Vodafone pursuant to Clause 11.4. If they are unable to agree that amount within 20 Business Days of the date of the Request Notice, then either party may refer the matter to the Reporting Accountants for determination by them. The provisions of Schedule 1, paragraph 3 shall apply mutatis mutandis in relation to that determination.

11.7	Vodafone shall make any payment due from it pursuant to Clause 11.4 at least three Business Days before the date on which TIW is due to pay any Taxation the subject of the Request Notice or, if later, when the amount due from Vodafone pursuant to Clause 11.4 has been agreed or determined in accordance with Clause 11.6.

11.8	If separate liabilities to Tax which are the subject to Clause 11.4 are incurred by any TIW Group Company(ies), or are payable by them at different times, TIW may issue separate Request Notices in respect of those liabilities, provided always that the liability of Vodafone pursuant to Clause 11.4 shall be limited to US$7 million in aggregate.

11.9	Any payment by Vodafone pursuant to Clause 11.4 shall be treated as an adjustment to the Price.

11.10	Promptly after the execution of this Agreement, TIW shall engage its professional advisers to review further the tax effects of the Implementation Steps, including the tax base costs and other facts relevant to those effects. TIW shall consult with Vodafone as to the scope of and timing of that review and shall give due consideration to any representations made

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by Vodafone in relation to it. TIW shall, promptly after finalisation of that review, provide a copy of it to Vodafone.

12	Confidentiality

12.1	Announcements
Other than the Announcement and the announcement to be made by Vodafone Group Plc promptly following execution of this Agreement or pursuant to implementation of the Plan of Arrangement in accordance with Clause 8, no public announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the TIW Group or the Vodafone Group without the prior written approval of Vodafone or TIW, respectively. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either party are listed, but the party with an obligation to make an announcement or issue a circular shall consult with the other party insofar as is reasonably practicable before complying with such an obligation.

12.2	Confidentiality

	12.2.1	The Non-Disclosure Agreement shall continue in force in accordance with its paragraph 15. The following provisions of this Clause 12 are in addition to the terms of the Non-Disclosure Agreement.

12.2.2
(i)	Subject to Clause 12.1 and Clause 12.2.3, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)   the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or
(b)   the negotiations relating to this Agreement (and any such other agreements).

		(ii)	TIW shall treat as strictly confidential and not disclose or use any information relating to the Group Companies following Closing and shall so treat and, up to Closing shall procure that the Group Companies shall so treat, any other information relating to the business, financial or other affairs (including future plans and targets) of the Vodafone Group.

		(iii)	Vodafone shall treat, and after Closing shall procure that the Group Companies shall treat, as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the TIW Group including, prior to Closing, the Group Companies.

	12.2.3	Clauses 12.1 or 12.2.2 shall not prohibit disclosure or use of any information if and to the extent:

		(i)	the disclosure or use is required by law, by any court of competent jurisdiction, any regulatory body or any recognised stock exchange on

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which the shares of any party or any member of the TIW Group or the Vodafone Group are listed or by any enquiry or investigation by any governmental, official or regulatory body which is lawfully required to make such disclosure;

		(ii)	the disclosure or use is required to vest the full benefit of this Agreement in any party;

		(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

		(iv)	the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of Clause 12.2.2 in respect of such information as if they were a party to this Agreement;

		(v)	the information is or becomes publicly available (other than by breach of the Non-Disclosure Agreement or of this Agreement);

		(vi)	the other party has given prior written approval for the disclosure or use;

		(vii)	the information is independently developed after Closing;

		(viii)	the disclosure is required by virtue of the fiduciary duties of the directors of any member of the TIW Group or the Vodafone Group; or

		(ix)	the disclosure is required to implement the Plan of Arrangement in accordance with Clause 8,

provided that, so far as it is lawful and practical to do so prior to disclosure or use of any information pursuant to Clause 12.2.3(i), (ii) or (iii), the party concerned shall promptly notify the other party of such requirement with a view to providing the other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use. In any event, the disclosing party shall use reasonable efforts to ensure that the information so disclosed will be accorded confidential treatment.

13	Other Provisions

13.1	Further Assurances

Each of the parties shall from time to time execute such documents and perform such acts and things as either party may reasonably require to give the requesting party the full benefit of this Agreement .

13.2	Whole Agreement

	13.2.1	This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

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	13.2.2	Vodafone acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

	13.2.3	So far as is permitted by law and except in the case of fraud, each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

	13.2.4	In Clauses 13.2.1 to 13.2.3, "this Agreement" includes the Share Purchase Agreement, the Escrow Agreement and all documents entered into pursuant to this Agreement or the Share Purchase Agreement.

13.3	Reasonableness

Each of the parties confirms it has received independent legal advice relating to all the matters provided for in this Agreement (as defined in Clause 13.2.4) and agrees that the provisions of this Agreement (as so defined) are fair and reasonable.

13.4	No Assignment

	13.4.1	Except as otherwise expressly provided in Clause 13.4.2, neither party may without the prior written consent of the other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

	13.4.2	A party may, without the consent of the other party, assign to any holding company, or to any subsidiary of its holding company, the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains its holding company or a subsidiary of its holding company.

13.5	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

13.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

13.7	Method of Payment

	13.7.1	Any payment to be made to a party pursuant to this Agreement shall be effected by crediting for same day value the account specified by the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

	13.7.2	Payment of a sum in accordance with this Clause 13.7 shall be a good discharge to the payer of its obligation to make such payment and the payer shall not be obliged to see to the application of the payment.

13.8	Costs
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	13.8.1	Save in respect of the payment by Vodafone of Arrangement Costs pursuant to this Agreement, TIW shall bear all costs incurred by it and by the Group Companies in connection with the preparation, negotiation and entry into of this Agreement (as defined in Clause 13.2.4).

	13.8.2	Vodafone shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement (as so defined).

13.9	Interest

If any party defaults in the payment when due of any sum payable under this Agreement, (howsoever determined), the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate of 8% per annum. Such interest shall accrue from day to day.

13.10	Notices

	13.10.1	Any notice or other communication in connection with this Agreement (each, a "Notice") shall be:
(i) in writing in English; and
(ii) delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

	13.10.2	A Notice to TIW shall be sent to it at the following address, or to such other person or address as TIW may notify to Vodafone from time to time:
TIW International Wireless Inc.
Address: 1250 René-Levesque Boulevard West, 38th Floor, Montreal,
Canada H3B 4W8
Fax: +1 514 673 8470
Attention: General Counsel
	13.10.3	A Notice to Vodafone shall be sent to it at the following address, or to such other person or address as Vodafone may notify to TIW from time to time:
Vodafone International Holdings B.V.
Address: Rivium Quadrant 173-177, 15th Floor, 2909 LC Capelle aan den IJssel,
The Netherlands
Fax: +31 10 498 7722
Attention: Managing Director
With a copy to:
Vodafone Group Services Limited
Vodafone House
The Connection
Newbury RG14 2FN

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England
Attention: Group General Counsel
Fax: +44 1635 580857

	13.10.4	A Notice shall be effective upon receipt and shall be deemed to have been received:
(i) at the time of delivery, if delivered by hand, registered post or courier; or
(ii) at the time of transmission in legible form, if delivered by fax.

13.11	Invalidity

	13.11.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

	13.11.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 13.11.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 13.11.1, not be affected.

13.12	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

13.13	Governing Law and Submission to Jurisdiction

	13.13.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to in them, shall be governed by and construed in accordance with English law.

	13.13.2	Each of the parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

13.14		Appointment of Process Agent

	13.14.1	TIW undertakes to appoint Capita Corporate Services (or such other process agent as it may notify to Vodafone in writing within 10 Business Days of the date of this Agreement) as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by TIW.

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13.14.2	TIW agrees to inform Vodafone in writing of any change of address of such process agent within 28 days of such change.

13.14.3	If such process agent ceases to be able to act as such or to have an address in England, TIW irrevocably agrees to appoint a new process agent in England reasonably acceptable to Vodafone and to deliver to Vodafone within 14 days a copy of a written acceptance of appointment by the process agent.

13.14.4	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

In witness whereof this Agreement has been duly executed.

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SIGNED by

on behalf of
Telesystem International Wireless
Inc.:

SIGNED by

on behalf of
Vodafone International Holdings B.V.:

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Schedule 1
Net Cash Statement
(Clause 7)

1	Form and Content of Net Cash Statement

1.1	The Net Cash Statement shall set out the consolidated net cash of the TIW Group, excluding the Group, at the Closing Date.

1.2	The Net Cash Statement shall be drawn up in the same format as the statement of the consolidated net cash of the TIW Group, excluding the Group, as at 28 February 2005 in the Agreed Terms (the "Reference Cash Statement").

2	Accounting Policies etc.

2.1	The Net Cash Statement shall be drawn up in accordance with:

	2.1.1	the policies, procedures and practices set out in paragraphs 2.2 to 2.9 below;

	2.1.2	to the extent not inconsistent with paragraph 2.1.1, the accounting policies, procedures and practices adopted in the TIW Accounts, applied on a consistent basis;

	2.1.3	to the extent not inconsistent with paragraphs 2.1.1 and 2.1.2, US GAAP; and

	2.1.4	to the extent not inconsistent with paragraphs 2.1.1 to 2.1.3, the policies, procedures and practices used in producing the Reference Cash Statement,

in each case on the basis of the TIW Group as a going concern and without taking into account implementation of the Transaction.

2.2	The Net Cash Statement shall be drawn up on an accruals basis.

2.3	The Net Cash Statement shall be drawn up as at midnight in Montreal on the day before the Closing Date. No account shall be taken of events taking place after that time and regard shall only be had to information available to the parties to this Agreement at that time.

2.4	The Net Cash Statement shall be expressed in US dollars. Amounts in other currencies shall be translated into US dollars in accordance with Clause 1.7. For the purposes of applying Clause 1.7 to this paragraph 2.4, the Relevant Date shall be the Closing Date.

2.5	The Net Cash Statement will include those line items listed in the Reference Cash
Statement.

2.6	The following items will not be included in the Net Cash Statement:

	2.6.1	any indebtedness incurred by reason of any breach by TIW of this Agreement (as defined in Clause 13.2.4);

	2.6.2	any liability for any Arrangement Costs;

	2.6.3	the proceeds of exercise of any Share Option after the date of this Agreement; and

	2.6.4	any liability in respect of Taxation, other than capital duty specifically included in the Reference Cash Statement.

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2.7	The following amounts shall be deemed to be cash of the TIW Group at the time stated in paragraph 2.8 in calculating Net Cash:

	2.7.1	the amount of any dividend or distribution declared, made or paid by TIW on or after the date of this Agreement and prior to Closing (whether or not in accordance with this Agreement); and

	2.7.2	the amount of any Advisers' Fees and Expenses (defined in Clause 6.2) paid on or after the date of this Agreement and prior to Closing.

2.8	Any financial indebtedness of the TIW Group to be included in the calculation of Net Cash shall be included at its principal amount, together with (in accordance with paragraph 2.2 above) accrued interest on it.

2.9	In calculating Net Cash, cash and cash equivalents of the TIW Group shall (subject to paragraph 2.6.3 above) be included.

3	Preparation

3.1	No later than 35 days following Closing, TIW shall deliver to Vodafone the Draft Net Cash Statement. Prior to such delivery, TIW shall so far as is practicable consult with Vodafone with a view to reducing the potential areas of disagreement in relation to it.

3.2	In order to enable TIW to prepare and agree the Draft Net Cash Statement, Vodafone shall keep up-to-date and, subject to reasonable notice, make available to TIW's representatives and to TIW's accountants all books and records relating to the Group Companies during normal office hours and co-operate with them with regard to the preparation of the Draft Net Cash Statement. Vodafone agrees, in so far as it is reasonable to do so, to make available the services of the employees of the Group Companies to assist TIW in the performance of its duties under this paragraph 3.

3.3	If Vodafone does not within 30 days of presentation to it of the Draft Net Cash Statement give notice to TIW that it disagrees with the Draft Net Cash Statement or any item thereof, such notice specifying the adjustments which, in Vodafone' opinion, should be made to the Draft Net Cash Statement (the "Vodafone Disagreement Notice"), the Draft Net Cash Statement shall be final and binding on the parties for all purposes. If Vodafone gives a valid Vodafone Disagreement Notice within such 30 days, Vodafone shall keep up to date and, subject to reasonable notice, make available to TIW's representatives and TIW's accountants all books and records relating to the relevant Group Companies during normal office hours during the period from the date of the Vodafone Disagreement Notice until the date on which such disagreement is resolved. Vodafone and TIW shall attempt in good faith to reach agreement in respect of the Draft Net Cash Statement. If they are unable to do so within 21 days of such notification, Vodafone or TIW may by notice to the other require that the Draft Net Cash Statement be referred to the Reporting Accountants (an "Appointment Notice").

3.4	The Reporting Accountants shall be engaged jointly by Vodafone and TIW on the terms set out in this paragraph 3 and otherwise on such terms as shall be agreed; provided that neither Vodafone nor TIW shall unreasonably (having regard, inter alia, to the provisions of this paragraph 3) refuse its agreement to terms proposed by the Reporting Accountants or by the other party. If the terms of engagement of the Reporting Accountants have not been settled within 21 days of their identity having been determined (or such longer period as

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Vodafone and TIW may agree) then, unless Vodafone or TIW is unreasonably refusing its agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected in accordance with the provisions of this Agreement.

3.5	Except to the extent that Vodafone and TIW agree otherwise, the Reporting Accountants shall determine their own procedure but:

	3.5.1	apart from procedural matters and as otherwise set out in this Agreement shall determine only:
(i) whether any of the arguments for an alteration to the Draft Net Cash Statement put forward in the Vodafone Disagreement Notice is correct in whole or in part; and
(ii) if so, what alterations should be made to the Draft Net Cash Statement in order to correct the relevant inaccuracy in it;

	3.5.2	shall apply the principles set out in paragraph 2 of this Schedule 1;

	3.5.3	shall make their determination pursuant to paragraph 3.5.1 above as soon as is reasonably practicable;

	3.5.4	the procedure of the Reporting Accountants shall:
(i) give TIW and Vodafone a reasonable opportunity to make written representations to them;
(ii) require that each party supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountants; and
(iii) for the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.

3.6	The determination of the Reporting Accountants pursuant to paragraph 3.5.1 shall:

	3.6.1	be made in writing and made available for collection by TIW and Vodafone at the offices of the Reporting Accountants at such time as they shall determine; and

	3.6.2	unless otherwise agreed by TIW and Vodafone, include reasons for each relevant determination.

3.7	The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding on TIW and Vodafone save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, without limitation, their determination shall be deemed to be incorporated into the Draft Net Cash Statement.

3.8	The expenses (including VAT) of the Reporting Accountants shall be borne as they shall direct at the time they make any determination under paragraph 3.5.1(i) or, failing such direction, equally between Vodafone, on the one hand, and TIW, on the other.

3.9	TIW and Vodafone shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this

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Agreement. In particular, without limitation, Vodafone shall keep up-to-date and, subject to reasonable notice, make available to TIW's representatives, TIW's accountants and the Reporting Accountants all books and records relating to the Group during normal office hours during the period from the appointment of the Reporting Accountants down to the making of the relevant determination.

3.10	Subject to paragraph 3.11, nothing in this paragraph 3 shall entitle a party or the Reporting Accountants access to any information or document which is protected by legal professional privilege, or which has been prepared by the other party or its accountants and other professional advisers with a view to assessing the merits of any claim or argument.

3.11	A party shall not be entitled by reason of paragraph 3.10 to refuse to supply such part or parts of documents as contain only the facts on which the relevant claim or argument is based.

3.12	Each party and the Reporting Accountants shall, and shall procure that its accountants and other advisers shall, keep all information and documents provided to them pursuant to this paragraph 3 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Draft Net Cash Statement, the proceedings of the Reporting Accountants or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

//	33

Schedule 2
Warranties given by TIW
(Clause 10.1)

1	Accounts

1.1	Audited Accounts

The consolidated audited accounts of TIW and its subsidiaries for the twelve month period ended on 31 December 2003 contained in TIWC's Form 20-F Annual Report for that period have been prepared in accordance with applicable law and reconciled with US GAAP as at 31 December 2003 and present fairly in all material respects the financial condition, results of operations and cash flows of the TIW Group at that date and for the period concerned.

1.2	Unaudited Accounts

	1.2.1	The unaudited financial information relating to the TIW Group contained in the preliminary announcement of its results for the 12 months ended on the Accounts Date released on 22 February 2005 (the "Preliminary Results Announcement") have been prepared with all due care and attention and in accordance with the accounting principles, standards and practices used in preparing the Accounts applied on a consistent basis.

	1.2.2	The Preliminary Results Announcement does not misstate the assets and liabilities of the TIW Group as at the Accounts Date nor the profits or losses of the TIW Group for the period concerned, in each case to an extent which is material in the context of the TIW Group.

1.3	Estimated Net Cash Schedule

The Estimated Net Cash Schedule:
	1.3.1	has been prepared with all due care and attention;
	1.3.2	has been prepared on a basis consistent with the terms of Schedule 1; and
	1.3.3	as far as TIW is aware, gives a reasonable estimate of the Net Cash as at the dates specified in it.

2	Implementation of Arrangement

TIW is not aware of any fact that would, if the Plan of Arrangement were implemented as envisaged by TIW in this Agreement and the Announcement, prevent achievement of the Target Return. TIW's intentions relating to making the Target Return, as described in the Announcement, reflect the results of TIW's preliminary technical investigations of the steps necessary to implement the Plan of Arrangement, but there can be no assurance that the Plan of Arrangement will be implemented as currently envisaged by TIW.

3	Accuracy of Information

3.1	There are 215,197,279 TIW Shares in issue.

3.2	There are 3,083,167 in-the-money TIW Restricted Share Units in issue, carrying the right to convert into the same number of TIW Shares, on the basis of a value of the Transaction of US$16 per TIW Share.

//	34

3.3	At a Tower Share price of US$16, there are 4,816,267 in-the-money Share Options in issue. On or prior to Closing, all of these Share Options will become exercisable (assuming none of the holders ceases employment in the TIW Group by that date and on the basis of a value of the Transaction of US$16 per TIW Share) at an aggregate exercise price of US$30,784,668.

4	Authority and Capacity

4.1	TIW is validly existing and is duly incorporated under the law of its jurisdiction of incorporation.

4.2	TIW has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

4.3	Subject to the TIW Shareholder Approval and the Approval Orders, TIW has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

5	Insolvency etc.

5.1	TIW is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

5.2	TIW is not in default under any debt financing.

5.3	So far as TIW is aware: (i) there are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning TIW and (ii) no events have occurred which, under applicable laws, would justify such proceedings.

5.4	So far as TIW is aware: (i) no steps have been taken to enforce any security over any assets of TIW and (ii) no event has occurred to give the right to enforce such security.

//	35

Schedule 3
Warranties given by Vodafone
(Clause 10.3)

1	Incorporation

Vodafone is validly existing and a company duly incorporated and registered under the laws of The Netherlands.

2	Authority to enter into this Agreement

Vodafone has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

3	Authorisation

Vodafone has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

4	Insolvency etc.

	4.1.1	Vodafone is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

	4.1.2	Vodafone has not been held in any default by its lenders under any of its debt financing which has not been cured or waived.

	4.1.3	There are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning Vodafone and no events have occurred which, under applicable laws, would justify such proceedings.

	4.1.4	So far as Vodafone is aware, no steps have been taken to enforce any security over any assets of Vodafone and no event has occurred to give the right to enforce such security.

5	Subsidiary

Vodafone is a wholly owned indirect subsidiary of Vodafone Group Plc.

//	36

Schedule 4
Wind-Up Costs

Item	Amount
US$
Severance payments	5,127,000
Vacation entitlements	213,000
Pape allowance	87,000
D&O cover for TIW group directors	4,113,000
Salary costs of TIW employees pending severance post-	807,000
Closing
Salary costs of TIW employees following that severance and	1,040,000
until liquidation of TIW
Montreal lease	216,000
Amsterdam lease	207,000
Bonus to employees	900,000
Legal/accounting costs	1,796,000
Other	284,000
14,790,000

//	37

Schedule 5
Advisers' Fees and Expenses

Item	Amount
US$
Lazard	11,265,156
Lehman	3,750,000
Ernst & Young	803,000
Counsel	4,600,000
Out of pocket expenses	600,000
21,018,156

//	38

Schedule 6
TIW's Knowledge
(Clause 5.4)

James J. Jackson
Karla Dorothy Stephens
Alexander Tolstoy
Ted Lattimore
Muriel Anton
Mario Mele
Terry Enepekides
Catharine Allard
André Gauthier
Bruno Ducharme
Margriet Zwarts
Jacques Langevin

//	39

Table of Contents
Contents		Page

1	Interpretation	1

2	Termination Fee	7

3	Non-Solicitation etc	8

4	Standstill Period	9

5	Termination and Breach	11

6	Arrangement Costs	12

7	Net Cash Adjustment	14

8	Plan of Arrangement	15

9	Covenants in Relation to the TIW Group	20

10	Warranties	20

11	Taxation Arrangement	21

12	Confidentiality	23

13	Other Provisions	24

Schedule 1 Net Cash Statement (Clause 7)		30

Schedule 2 Warranties given by TIW (Clause 10.1)		34

Schedule 3 Warranties given by Vodafone (Clause 10.3)		36

Schedule 4 Wind-Up Costs		37

Schedule 5 Advisers' Fees and Expenses		38

Schedule 6 TIW's Knowledge (Clause 5.4)		39

//	i

SCHEDULE "C

SHARE SALE AND PURCHASE AGREEMENT

See document attached.

Dated 15 March 2005

TELESYSTEM INTERNATIONAL WIRELESS INC.

and

VODAFONE INTERNATIONAL HOLDINGS B.V.

SHARE SALE AND PURCHASE AGREEMENT

relating to ClearWave N.V.

Linklaters

One Silk Street
London EC2Y 8HQ

Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222

Ref: John Goodwin/Hugo Stolkin

Share Sale and Purchase Agreement

This Agreement is made on 15 March 2005 between:
(1)	Telesystem International Wireless Inc. a corporation incorporated under the Canada Business Corporations Act whose head office is at 1250 René-Levesque Boulevard West, 38th Floor, Montreal, Quebec, Canada H3B 4W8 ("TIW" or the "Seller"); and

(2)	Vodafone International Holdings B.V. a company incorporated under the laws of The Netherlands, having its registered office at Rivium Quadrant 173-177, 2909 LC Capelle aan den IJssel, The Netherlands and with its official seat in Rotterdam (the "Purchaser").

Whereas:
(A)	The Seller has agreed to sell (or to procure the sale of) the Shares (as defined below) and to assume the obligations imposed on the Seller under this Agreement; and

(B)	The Purchaser has agreed to purchase the Shares and to assume the obligations imposed on the Purchaser under this Agreement.

It is agreed as follows:

1	Interpretation
In this Agreement, unless the context otherwise requires, the provisions in this Clause 1apply:

1.1	Definitions
"Accounts" means each of the ClearWave Accounts, the MobiFon Accounts and the Oskar Accounts;
"Accounts Date" means 31 December 2003;
"Agreed Terms" means, in relation to a document, such document in the terms agreed or to be agreed between the Seller and the Purchaser with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;
"Announcement" means the press announcement of the Transaction proposed to be Terms; released by the Seller on or about the date of this Agreement, substantially in the Agreed
"Approval Orders" has the meaning given in the Framework Agreement;
"Arrangement Costs" has the meaning given in the Framework Agreement;
"Arrangement Resolution" has the meaning given in the Framework Agreement;
"Budgets" means the budgets of each of MobiFon and Oskar, referred to in Appendix 2 to the Disclosure Letter;
"Business Day" means a day which is not a Saturday, a Sunday or a public holiday in the Netherlands, Quebec, Canada or England;
"Business Plan" means the business plan of Oskar in the Agreed Terms and referred to in the Disclosure Letter;

//

"CBCA" means the Canada Business Corporations Act, as now in effect and as it may be amended from time to time prior to the Effective Date;
"Closing" means the completion of the sale of the Shares pursuant to Clause 6 of this Agreement;
"Closing Date" means the date on which Closing takes place;
"Company" or "ClearWave" means ClearWave N.V., details of which are set out in Schedule 2;
"ClearWave Accounts" means the audited consolidated accounts for the Company for the year ended 31 December 2003 and the unaudited consolidated accounts for the Company for the year ended 31 December 2004;
"Court" means the Superior Court of Justice, District of Montreal, Québec;
"Credit Agreements" means the following documents:
(i) loan agreement between MobiFon and European Bank for Reconstruction and
Development dated 27 August 2002, as amended;
(ii) loan agreement between MobiFon and Export Development Canada dated 27
August 2002, as amended;
(iii) loan agreement between MobiFon and Nordic Investment Bank dated 27 August
2002, as amended;
(iv) Share Retention and Subordination Deed between MobiFon, certain of its directors and indirect shareholders, Export Development Canada, Nordic Investment Bank
and EBRD, dated 27 August 2002, as amended;
(v) CZK6,606,600,000 and €40,000,000 credit facility agreement dated 6 October
2004 between, inter alios, Oskar, ABN AMRO Bank N.V., London Branch, J.P.
Morgan PLC and UBS Limited as Mandated Lead Arrangers together with the
Security Documents, as defined therein,
and "Credit Agreement" means any of them;
"CTO" means the Czech Telecommunications Office;
"Data Room" means the data room containing documents and information relating to the Group made available by the Seller at Montreal, Quebec, the contents of which are listed in the Data Room Index;
"Data Room Index" means the index of documents in the Data Room, and contained in Appendix 1 to the Disclosure Letter;
"Director" means the Director appointed under Section 260 of the CBCA;
"Disclosure Letter" means the letter dated the same date as this Agreement from the Seller to the Purchaser disclosing:
(i) information constituting exceptions to the Seller's Warranties; and
(ii) details of other matters referred to in this Agreement;
"Effective Date" has the meaning given to it in the Framework Agreement;

//

"Encumbrance" means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

"Escrow Account" means the bank account to be established and operated in accordance with the terms of the Escrow Agreement;

"Escrow Agreement" means the escrow agreement in the Agreed Terms to be entered into on Closing pursuant to the Framework Agreement between the Seller, the Purchaser and the escrow agent chosen by them;

"Existing Lenders" means any creditor of the MobiFon Group or the Oskar Group underany of the Credit Agreements;

"Framework Agreement" means the framework agreement dated the date of this Agreement, made between the Seller and the Purchaser and which sets out various obligations of the parties to it in relation to consummation of the Transaction and related matters;

"Group" means the Group Companies, taken as a whole;
"Group Companies" means the Company and the Subsidiaries and "Group Company"
means any one of them;
"IFRS" means International Financial Reporting Standards;
"Intellectual Property" means trade marks, service marks, trade names, domain names, logos, patents, inventions, registered and unregistered design rights, copyrights, semi-conductor topography rights, database rights and all other similar rights in any part of the world (including Know-how) including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;
"Intercompany Loans" means all the intercompany indebtedness (i) of any Group Company owed to any member of the TIW Group and (ii) of any member of the TIW Group owed to any Group Company, in each case at Closing (the aggregate net balance of which being, at the date of this Agreement, US$917,928,403) owed by the Group to the TIW Group;
"Intercompany Loan Amount" means US$917,928,403, being the net balance of the Intercompany Loans owed by the Group to the TIW Group;
"Know-how" means confidential and proprietary industrial and commercial information and techniques in any form including (without limitation) drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;
"Local Transfer Document" has the meaning given to it in Clause 2.4;
"Losses" means all losses, liabilities, costs (including without limitation legal costs and experts' and consultants' fees), charges, expenses, actions, proceedings, claims and demands;
"Material Adverse Effect" means, in relation to the Group, on a consolidated basis, a material adverse effect on the results of operations or financial condition or prospects of the Group; provided, however, that with respect to the Group, effects relating to (i) a matter

//

that has been publicly disseminated prior to the date of this Agreement, (ii) changes in general economic or political conditions or the securities markets, (iii) changes in laws, rules, regulations or orders of any governmental entity or interpretations thereof by any governmental entity or changes in accounting rules, (iv) generally the telecoms industry, (v) the announcement of the transactions contemplated by this Agreement or other communication by the Purchaser of its plans or intentions with respect to any of the business of the Group, (vi) the consummation of the transactions contemplated by this Agreement or any actions by the Purchaser or the Group taken pursuant to this Agreement, (vii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (viii) any actual or threatened litigation by any security holder of the Seller, or the Group, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby or (ix) any matter of which the Purchaser has actual knowledge on the date hereof shall be deemed not to constitute a "Material Adverse Effect" and shall not be considered in determining whether a "Material Adverse Effect" has occurred;

"Material Breach" means, in respect of a breach of the provisions of this Agreement, a breach which results in, or is reasonably likely to result in, a Material Adverse Effect in relation to the Group;
"Minorities" means the holders of 16,755 common registered shares in Oskar, the holders of 9,209 shares in ClearWave and, in respect of MobiFon, Vodafone Europe B.V. and Dargate Limited, each as set out in Schedule 2;
"MobiFon" means MobiFon S.A., details of which are set out in Schedule 2;
"MobiFon Accounts" means the audited annual accounts of MobiFon for the period ended 31 December 2003 and the unaudited annual accounts of MobiFon for the period ended 31 December 2004;
"MobiFon Group" means MobiFon, its subsidiaries and subsidiary undertakings;
"MobiFon Notes" means the 12.50% Senior Notes due 2010 issued by MobiFon Holdings B.V.;
"MobiFon UMTS Licence" means the UMTS licence to be granted to MobiFon following the letter dated 23 November 2004 from the RTR confirming that MobiFon was successful in its bid for the UMTS Licence to establish and operate a public mobile telecommunications network using the UMTS standard;
"Net Cash Adjustment" has the meaning given in the Framework Agreement;
"Network" means any switched mobile public telecommunication systems operated by aperson authorised under applicable law to provide mobile telecommunications services in the Czech Republic or Romania;
"Non-Disclosure Agreement" means the non-disclosure agreement dated 25 February 2005 between the Seller and Vodafone pursuant to which the Seller made available to the Purchaser certain confidential information relating to the Group;
"Option Adjustment" has the meaning given in the Framework Agreement;
"Oskar" means Oskar Mobil a.s., details of which are set out in Schedule 2;

//

"Oskar Accounts" means the audited annual accounts of Oskar for the period ended 31 December 2003 and the unaudited accounts of Oskar for the period ended 31 December 2004;
"Oskar Group" means Oskar, its subsidiaries and subsidiary undertakings;
"Oskar Holding" means Oskar Holding N.V., details of which are set out in Schedule 2;
"Oskar Notes" means the 7.50% First Priority Senior Secured Notes due 2011 issued by Oskar ;
"Plan of Arrangement" has the meaning given in the Framework Agreement;
"Properties" means the real estate owned by any member of the Group, and "Property" means any of them;
"Purchaser's Group" means Vodafone and its subsidiaries from time to time (including the Purchaser);
"Purchaser's Lawyers" means Linklaters of One Silk Street, London EC2Y 8HQ;
"Relevant Employees" means those employees of the Group Companies who are employed in the Group immediately prior to Closing;
"RSU Grant" has the meaning given to it in Clause 5.3;
"RTR" means the relevant Romanian telecommunications regulator, being any of the Ministry of Communications and Information Technology, the National Regulatory Authority for Communications or the General Inspectorate for Communications and Information Technology, as the case may be;
"Seller's Board" means the board of directors of the Seller;
"Seller's Group" means the Seller and its subsidiaries from time to time (including, prior to Closing, the Group Companies and, with effect from Closing, excluding the Group Companies);
"Seller Shareholder Approval" means approval by the Seller's shareholders of the Transaction, as required pursuant to Clause 4.1.1;
"Seller Shareholders Meeting" means a meeting of the holders of common shares of the Seller convened for the purpose of approving the Transaction in accordance with Clause 4.2;
"Seller's Warranties" means the warranties given by the Seller pursuant to Clause 7 and Schedule 4 and "Seller's Warranty" means any one of them;
"Senior Employees" means the Chief Executive Officer of Mobifon and Oskar and the Chief Operating Officer of each of MobiFon and Oskar and any of his or her direct reports and "Senior Employee" means any one of them;
"Share Purchase Order" has the meaning given to it in the Framework Agreement;
"Shares" means the shares in the capital of the Company specified in Schedule 1;
"Subsidiaries" means all the subsidiaries of the Company, including those listed in Schedule 2 and "Subsidiary" means any one of them;
"Subsidiaries Shares" means issued shares in the capital of the Subsidiaries held by any member of the Seller's Group, as set out in Schedule 2;

//

"TAC" means Telesystem (Antilles) Corporation N.V.;
references to "Taxation" and/or "Tax" comprise:
(i) all forms of taxation whether direct or indirect other than deferred (or future income) tax and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions (including but not limited to social security and/or health insurance contributions) and levies, in each case whether of The Netherlands, the Czech Republic, Romania, or elsewhere in the world whenever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and whether chargeable directly or primarily against or attributable directly or primarily to a Group Company or any other person; and

(ii) all penalties and interest relating to any matter within (i) above;
"Tax Authority" and/or "Taxation Authority" means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;
"Telecommunications Legislation" means in the case of the Czech Republic, the Telecommunications Act no. 151/2000 and the new Electronic Communications Act due to be effective from 1 May 2005, and in the case of Romania, the Telecommunications Act Government Emergency Ordinance no. 79/2002;
"Telecoms Licences" has the meaning given to it in paragraph 9 of Schedule 4;
"Telecoms Regulator" means either the CTO or the RTR;
"Termination Fee" has the meaning given to it in the Framework Agreement;
"TIW Group" means TIW and its subsidiaries from time to time, excluding the Group;
"Transaction" means the sale and purchase of the Shares pursuant to this Agreement;
"Unaudited Accounts Date" means 31 December 2004;
"US GAAP" means accounting practices generally accepted in the United States;
"VAT" means, within the European Union, such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and, outside the European Union, any Taxation levied by reference to added value or sales;
"Vodafone" means Vodafone Group Plc; and
"Vodafone Group" means Vodafone and its subsidiaries from time to time.

1.2	Shares
References to shares shall include, where relevant, quotas.

1.3	Singular, plural, gender
References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	References to persons and companies
References to:

//

1.4.1 a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2 a company include any company, corporation or any body corporate, wherever incorporated.

1.5	References to subsidiaries and holding companies
A company is a "subsidiary" of another company (its "holding company") if that other company, directly or indirectly, through one or more subsidiaries:
	1.5.1	holds a majority of the voting rights in it;
	1.5.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;
	1.5.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

	1.5.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.6	Schedules etc.
References to this Agreement shall include any Recitals and Schedules to it and references to Clauses, Sub-Clauses and Schedules are to clauses and sub-clauses of, and schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and parts of the Schedules.

1.7	Information
References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.8	Legal Terms
References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.9	Currency Conversion
Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Clause: "Conversion Rate" means the close spot mid-trade composite (London) rate for a transaction between the two currencies in question as quoted on Bloomberg on the date immediately preceding the Relevant Date or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted. If no such rate is quoted by Bloomberg at all, then the "Conversion Rate" shall be the rate for the Relevant Date agreed between the parties for that purpose or, failing agreement, calculated in accordance with the methodology used by the Seller described in the Form 20-F for the year ended 31 December 2003;

//

"Relevant Date" means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made, save that, for the following purposes, the date shall mean:
	(i)	for the purposes of Clause 5.1, the date of this Agreement;
	(ii)	for the purposes of Clause 8, the date any claim is made in accordance with that Clause; and
	(iii)	for the purposes of Schedule 4, the date at which the Seller's Warranty is expressed to be true and accurate.

2	Agreement to Sell the Shares and Procure the Repayment of the Intercompany Loan

2.1	Sale and Purchase of the Shares
	2.1.1	On and subject to the terms of this Agreement and the Local Transfer Documents:
(i) the Seller agrees to sell, or to procure the sale of, and
(ii) the Purchaser agrees to purchase, the Shares.
	2.1.2	The Shares shall be sold free from Encumbrances and together with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing).
	2.1.3	The Seller shall procure that on or prior to Closing any and all rights of pre-emption over the Shares are waived irrevocably by the persons entitled thereto.

2.2	The Seller's Obligations
The registered holders of the Shares are subsidiaries of the Seller. Accordingly, any reference to the Seller selling the Shares or executing any Local Transfer Documents required for their sale pursuant to this Agreement shall be construed as an obligation of the Seller to procure performance of the relevant obligation by the relevant registered holder(s). The Seller shall nevertheless remain responsible for the performance of these obligations and liable for any breach of them, in each case in accordance with the terms of this Agreement.

2.3	Nomination of Transferee of Shares
	2.3.1	The Purchaser shall be entitled to nominate, by notice in writing to the Seller at any time up to two Business Days before the filing of the Plan of Arrangement, one or more members of the Vodafone Group to be the transferee of the Shares or any part thereof. References in this Agreement to the Purchaser warranting to theSeller (in the form of the warranties set out in Schedule 5) or executing Local Transfer Documents and taking equivalent, similar or ancillary steps shall be construed accordingly and the Purchaser undertakes to procure that any Vodafone Group member nominated pursuant to this Clause shall comply with all such obligations and make all such warranties.

	2.3.2	Any Vodafone Group member nominated pursuant to Clause 2.3.1 shall be a wholly-owned member of the Vodafone Group. Any such nomination shall not

//

relieve the Purchaser of its obligations pursuant to this Agreement. The Purchaser shall nevertheless remain responsible for making the warranties set out in Schedule 5 and the performance of its obligations and liable for any breach of them, in each case in accordance with the terms of this Agreement.

2.4	Local Transfer Documents
	2.4.1	On Closing, the Seller and the Purchaser shall execute such agreements, transfers, conveyances and other documents (subject to the relevant local law and otherwise as may be agreed between the Seller and the Purchaser) to implement the transfer of the Shares on Closing (the "Local Transfer Documents" and each, a "Local Transfer Document").

	2.4.2	To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:
(i) the provisions of this Agreement shall prevail; and
(ii) so far as permissible under the laws of the relevant jurisdiction, the Seller and the Purchaser shall procure that the provisions of the relevant Local Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement.

2.5	Intercompany Loans
	2.5.1	On Closing:
(i) the Purchaser shall procure the repayment in full in US$ of the principal amount of the Intercompany Loans owed by any Group Company to any member of the TIW Group; and
(ii) the Seller shall procure the repayment in full in US$ of the principal amount of the Intercompany Loans owed by any member of the TIW Group to any Group Company.

	2.5.2	The parties may, instead of procuring repayment of any Intercompany Loan owed to the TIW Group assign it (or procure its assignment) to the Purchaser (or as it may direct) for consideration in US$ equal to the principal amount of that
Intercompany Loan, payable to the relevant member of the Seller's Group.
	2.5.3	Any Intercompany Loans between the same parties may be set-off against each other if the Seller so chooses, at any time up to three Business Days before
Closing.
	2.5.4	The Seller may, at any time up to three Business Days before Closing, assign or otherwise lawfully transfer any Intercompany Loans among members of the
Seller's Group, provided that:
(i) doing so does not give rise to any Taxation cost or liability on the part of any Group Company other than potential capital duty of not more than
US$1.2 million arising out of any restructuring of the Group between the date of this Agreement and Closing; and

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(ii) in any event, the indebtedness of all the Group Companies to the TIW
Group in respect of the Intercompany Loans is in US$ and does not exceed
(net) the Intercompany Loan Amount.
	2.5.5	Interest on any intercompany loan within the Group accruing between execution of this Agreement and Closing shall be waived to the extent such intercompany loan together with the interest thereon exceeds the Intercompany Loan Amount.

3	Price

3.1	Amount
The aggregate price for the purchase of the Shares under this Agreement and the Local
Transfer Documents shall be an amount in cash equal to the sum of:
	3.1.1	US$3,472,279,691 less the Intercompany Loan Amount;
	3.1.2	the Net Cash Adjustment;
	3.1.3	the Option Adjustment; and
	3.1.4	the amount of the Arrangement Costs.

3.2	Adjustment to Consideration
3.2.1	If any payment is made by the Seller to the Purchaser in respect of any claim for any breach of this Agreement or any Local Transfer Document or by the Seller or the Purchaser pursuant to the Net Cash Adjustment or the Option Adjustment the payment shall be treated as an adjustment of the consideration paid by the Purchaser for the Shares and the consideration shall be deemed to have been adjusted by the amount of such payment.

4	Conditions

4.1	Conditions Precedent
The agreement to sell and purchase the Shares contained in Clause 2.1 is conditional upon satisfaction or, as applicable, waiver of the following conditions, or their satisfaction subject only to Closing:
	4.1.1	the approval of the Arrangement Resolution;
	4.1.2	the obtaining of the Share Purchase Order, in terms reasonably satisfactory to the Seller and to the Purchaser;

	4.1.3	the obtaining of consent from, and the giving of any notice to, the lenders under the Credit Agreements, to the extent necessary in accordance with their terms;

	4.1.4	to the extent that the Transaction constitutes (or is deemed to constitute under Article 4(5)) a concentration falling within the scope of Council Regulation (EC) 139/2004 (as amended) (the "Regulation") or is to be examined by the European Commission as a result of a decision under Article 22(3) of the Regulation:
(i) the European Commission taking a decision (or being deemed to have taken a decision) under Article 6(1)(b) of the Regulation or, if the Commission has initiated proceedings pursuant to Article 6(1)(c) of the Regulation, under Article 8(2) of the Regulation declaring the Transaction

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compatible with the common market, without imposing any conditions or obligations that are not on terms reasonably satisfactory to the Purchaser; or

(ii) the European Commission taking a decision (or being deemed to have taken a decision) to refer the whole or part of the Transaction to the competent authorities of one or more Member States under Articles 4(4) or
9(3) of the Regulation, and
(a) each such authority taking a decision with equivalent effect to Clause 4.1.4(i) with respect to those parts of the Transaction referred to it; and
(b) the European Commission taking any of the decisions under Clause 4.1.4(i) with respect to any part of the Transaction retained by it; and
	4.1.5	to the extent that the Transaction constitutes a concentration falling within the scope of the Romanian Competition Law No. 21/1996 (as amended) (or is deemed to constitute under Article 11 of that law), the receipt by the Purchaser of a decision of non-intervention, non-objection or authorisation of the economic concentration resulting from the Transaction, on terms reasonably satisfactory to the Purchaser.

4.2	Responsibility for Satisfaction
The Framework Agreement sets out the obligations of, and manner of co-operation between, the parties in relation to satisfaction of the conditions in Clauses 4.1.1 and 4.1.2. In addition the Purchaser and the Seller shall use all reasonable endeavours to ensure the satisfaction of the conditions set out in Clauses 4.1.3, 4.1.4 and 4.1.5, in each case as soon as practicable. The Seller and the Purchaser shall co-operate with each other, shall provide information and assistance to each other and shall make available such personnel within their respective groups as may be necessary:
	4.2.1	to prepare and make any filings that may be necessary to satisfy the conditions in Clauses 4.1.4 and 4.1.5; and
	4.2.2	to respond expeditiously to any requests or queries from any regulatory authority in relation to those filings.

4.3	Non-Satisfaction/Waiver
	4.3.1	The Seller shall give notice to the Purchaser of the satisfaction of the conditions in Clauses 4.1.1 to 4.1.3, and the Purchaser shall give notice to the Seller of the satisfaction of the conditions in Clauses 4.1.3, 4.1.4 and 4.1.5, in each case within two Business Days of becoming aware of the same.
	4.3.2	The Purchaser may at any time waive in whole or in part and conditionally or unconditionally waive conditions set out in Clauses 4.1.3, 4.1.4 and 4.1.5 by notice in writing to the Seller.

5	Pre-Closing

5.1	The Seller's Obligations in Relation to the Conduct of Business
The Seller undertakes to procure that, save insofar as otherwise agreed in writing with the Purchaser, between the date of this Agreement and Closing each Group Company:

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5.1.1	shall carry on its business as a going concern in the ordinary and usual course as carried on prior to the date of this Agreement and as reflected in the Budgets;

5.1.2	shall or shall procure that the relevant members of the Seller's Group shall maintain in force all existing insurance policies in all material respects on the same terms and with similar level of cover prevailing at the date of this Agreement for the benefit of the Group Companies and (to the extent relevant or permitted under local law) as soon as reasonably practicable following the signing of this Agreement cause the interest of the Purchaser to be noted on the relevant policies;
5.1.3	shall, in the ordinary course of business, maintain and renew or obtain, as the case may be, all licences and authorisations required to carry on its business activities (including, without limitation, the Telecoms Licences);
5.1.4	without prejudice to the generality of Clause 5.1.1, shall not, and (as applicable) shall not agree to other than (a) pursuant to contractual commitments existing at the date of this Agreement, (b) pursuant to this Agreement or the Framework Agreement or (c) with the prior written consent of the Purchaser (not to be unreasonably withheld):
	(i)	save to the extent that the matter is included in the relevant Budget, enter into any agreement for the acquisition by, or provision to, any Group Company of any Information Technology to be used in connection with the Group's Networks (including for customer billing) with a cost to the Group of US$2 million or more. The Seller shall notify, or procure that a Group Company notifies, the Purchaser of its intention to enter into any such agreement as soon as reasonably practical before doing so, and shall take into consideration any reasonable representation the Purchaser may make in respect of the matter. The Seller shall use reasonable endeavours to procure that any such system or Network system is not inconsistent with the equivalent in the Purchaser's Group such that its implementation would prejudice the synergies otherwise available to the Purchaser's Group in relation to the relevant system following completion of the Transaction;

	(ii)	save to the extent that the matter is included in the relevant Budget, enter into any agreement or incur any commitment involving any capital expenditure in excess of US$2 million per item, exclusive of VAT;
	(iii)	save to the extent that the matter is included in the relevant Budget, enter into or amend any agreement or incur any commitment which is not capable of being terminated without compensation at any time with twelve months' notice or less or which involves total annual expenditure by the Group in excess of US$2 million, exclusive of VAT;

	(iv)	save to the extent that the matter is included in the relevant Budget, acquire any real property (other than base stations) at a cost of more than US$2 million, exclusive of VAT, or dispose of any real property with a book value at the date of this Agreement in excess of US$2 million. For this purpose, "acquire" and "dispose of" shall include sale and leaseback, leasing and other arrangements having the commercial effect of an acquisition or disposal;

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(v)	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture, save for shares or other interests in any Group Company;
(vi)	save to the extent that the matter is included in the relevant Budget, incur any indebtedness in excess of US$2 million or provide any guarantee, security or indemnity for any indebtedness other than for indebtedness permitted in accordance with this Sub-Clause (vi);
(vii)	create, allot or issue, or grant an option to subscribe for, any share capital of any Group Company other than to another wholly-owned Group Company;
(viii)	repay, redeem or repurchase any share capital of any Group Company other than to another wholly-owned Group Company;
(ix)	declare, make or pay any dividend or other distribution to shareholders other than to another wholly-owned Group Company (save that this restriction shall not apply to dividend payments by MobiFon);
(x)	save as required by law or to the extent that the matter is included in the relevant Budget:
(a) make any material amendment to the terms and conditions of employment of any Senior Employee (other than in the ordinary and usual course of business consistent with past practice);
(b) provide or agree to provide any gratuitous payment or benefit to any Senior Employee or any of his/her dependants (other than in the ordinary and usual course of business consistent with past practice);
(c) dismiss any Senior Employee (unless for misconduct) or appoint any additional Senior Employee (unless necessary to do so to replace a Senior Employee dismissed in accordance with this Sub-Clause (x) and following consultation with the Purchaser) provided that, to the extent that a dismissal of any Senior Employee is not permitted by this sub-clause the Seller shall have the right to suspend such Senior Employee and engage a temporary replacement at the cost of the Purchaser;
(d) change the rights of Relevant Employees generally, or any group of them, on termination of their employment with any Group Company;

(xi)	save as required by applicable law, regulation or generally accepted accounting policies, make any change to its accounting practices or policies the effect of which would be to change its earnings of the relevant period or its assets by at least US$2m; or
(xii)	amend its constitutional documents in any material respect other than to give effect to the Plan of Arrangement; or
(xiii)	amend, alter or impair any RSU Grant.

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5.2	Other Seller's Obligations Prior to Closing
Without prejudice to the generality of Clause 5.1, prior to Closing the Seller shall, and shall procure that the Group Companies shall:
	5.2.1	provide such information as the Purchaser may reasonably request in relation to:
(i) the timing and terms of the MobiFon UMTS Licence; and
(ii) the timing and terms of any amendments to any Telecoms Licence, including any amendments that may be required by a Telecoms Regulator for the purpose of ensuring their conformity with Telecommunications Legislation, and the Seller shall not, without the Purchaser's consent (not to be unreasonably withheld), agree to any such terms or modification materially worse than the terms of such Telecoms Licence, or, in the case of the MobiFon UMTS Licence, the draft of such Licence, provided to the Purchaser in the Data Room, save for such terms or modifications to such Telecoms Licence imposed on any Group Company by applicable law or by the relevant Telecoms Regulator;
	5.2.2	provide to the Purchaser:
(i) a weekly customer number report for MobiFon and for Oskar, to the extent available;
(ii) monthly management accounts for MobiFon and for Oskar; and
(iii) a copy of the board report on operations given to the board of directors of each of MobiFon and Oskar, to the extent available;
	5.2.3	procure that the Chief Financial Officer, the Chief Executive Officer, the Chief Operating Officer of each of MobiFon and Oskar (as the case may be), with two representatives of the Seller and any other senior employees of Oskar and MobiFon as designated by the Chief Operating Officer and the Chief Financial Officer of each of Oskar and MobiFon respectively, be available to participate in a steering committee with up to five representatives of the Purchaser, meeting once a week via conference calls (for each of MobiFon and Oskar), for one hour (or more, as may be agreed to between members of such committee), to review the results of operations and the monthly management accounts of, and consult on major business decisions pertaining to, each of MobiFon and Oskar;

	5.2.4	at a time and in a manner to be agreed between the Seller and the Purchaser promptly after execution of this Agreement, permit the Purchaser to participate in a broadcast to be made jointly by the Seller and the Purchaser (the timing and contents of which the parties shall agree) to the Group's employees in relation to the Transaction and the Purchaser's plans for the businesses of the Group;

	5.2.5	at times and in a manner to be agreed between the Seller and the Purchaser, permit up to two employees of the Purchaser to meet with each Senior Employee, accompanied by (if the Seller so chooses) an employee of the Seller Group;
	5.2.6	provide the Purchaser with a list of registered holders of the MobiFon Notes and the Oskar Notes, to the extent such list is available from the trustee of the MobiFon Notes and the Oskar Notes; and

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	5.2.7	co-operate with the Purchaser in respect of any reasonable request for cooperation or assistance in respect of any waiver, consent or corporate action in relation to the Credit Agreements, the MobiFon Notes and/or the Oskar Notes provided that the Seller shall not be required to commit significant amounts of management time or incur any external expense.

5.3	Group Management
	5.3.1	The Seller shall use its reasonable endeavours to assist the Purchaser in agreeing terms for the continued employment after closing of those Relevant Employees whom the Purchaser may nominate to the Seller.
	5.3.2	The Seller represents to the Purchaser that:
(i) certain Senior Employees have received special RSU Grants under the TIW Restricted Share Unit Plan in the amounts notified to the Purchaser as set out in Appendix 5 to the Disclosure Letter;
(ii) such grants will vest upon Closing; and
(iii) any net proceeds (shares or cash) realised on vesting of the RSUs shall only be released to the participants 180 days after such vesting (the "Payment Date") if such Senior Employee continues to occupy the same or substantially equivalent functions at a Group Company at the Payment Date as he or she occupied at the time of Closing.

6	Closing

6.1	Date and Place
Subject to Clause 4, Closing shall take place on the third Business Day or, if otherwise agreed between the parties, the first month-end following notification of the fulfilment or waiver of the last of the condition(s) set out in Clause 4.1 to be satisfied or waived, or at such other date as may be agreed between the Purchaser and the Seller. Closing shall take place at the offices of the Purchaser's Lawyers.

6.2	Closing Events
On Closing, the parties shall comply with their respective obligations specified in Schedule 3.

6.3	Payment on Closing
On Closing, the Purchaser shall:
	6.3.1	pay the amount set out in Clause 3.1.1 to the Seller (or as the Seller may direct) in US$ in cash; and
	6.3.2	procure the payment to the Seller (or to the relevant member of the Seller's Group) required pursuant to Clause 2.5.1 in respect of repayment or assignment of the Intercompany Loans.

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6.4	Breach of Closing Obligations
If either the Seller or the Purchaser fails to comply with any material obligation in Clauses 6.2 and 6.3 and Schedule 3, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled to elect:
	6.4.1	to effect Closing so far as practicable having regard to the defaults which have occurred; or
	6.4.2	to fix a new date for Closing (not being more than 20 Business Days after the agreed date for Closing), in which case the provisions of Schedule 3 shall apply to Closing as so deferred but provided such deferral may only occur once;

and in such circumstances, such failure to comply shall not amount to a breach of Clauses
6.2 and 6.3 and Schedule 3, for the purposes of Clause 8.

7	Warranties

7.1	The Seller's Warranties
	7.1.1	The Seller warrants to the Purchaser that the statements set out in Schedule 4 are true, accurate and not misleading as of the date of this Agreement.

	7.1.2	The Seller acknowledges that the Purchaser has entered into this Agreement in reliance upon the Seller's Warranties.

	7.1.3	Each of the Seller's Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 4.

	7.1.4	Any Seller's Warranty qualified by the expression "so far as the Seller is aware" or any similar expression shall, unless otherwise stated, be deemed to include the knowledge of the persons whose names are set out in Schedule 6 to this Agreement who shall be deemed to have knowledge of such matters as they would have discovered, in their respective areas of responsibilities, had they made reasonable enquiries.

7.2	Seller's Disclosures
The Seller's Warranties are subject to the matters contained in this Agreement, the Framework Agreement or fairly disclosed in the Disclosure Letter.

7.3	Notification
	7.3.1	If after the signing of this Agreement:
(i) the Seller shall become aware that any of the Seller's Warranties was untrue or inaccurate, in any respect sufficiently material as to give rise to, or be likely to give rise to, the right for the Purchaser to claim for breach of that warranty, as of the signing of this Agreement; or

(ii) any event shall occur or matter shall arise of which the Seller becomes aware which results or may result in any of the Seller's Warranties being untrue or inaccurate in any such material respect, had the Seller's Warranties been repeated at that time, the Seller shall notify the Purchaser in writing as soon as practicable after becoming aware of the same and in any event prior to Closing, setting out such

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details as are available. The Seller shall make any investigation concerning the event or matter and take such action, at its own cost, as the Purchaser may reasonably require.

	7.3.2	Any notification pursuant to Clause 7.3.1 shall not operate as a disclosure pursuant to Clause 7.2 and the Seller's Warranties shall not be subject to such notification.

7.4	Updating of the Seller's Warranties to Closing
Subject to Clause 7.2, the Seller further warrants to the Purchaser that the Seller's Warranties will be true and accurate at Closing as if they had been repeated at Closing.

7.5	The Purchaser's Warranties
	7.5.1	The Purchaser warrants to the Seller that the statements set out in Schedule 5 are true and accurate.
	7.5.2	The Purchaser further warrants to the Seller that the warranties set out in Schedule 5 will be true and accurate at Closing as if they had been repeated at Closing.

7.6	Survival
Subject to Clause 8.6, the representations and warranties of each of the Seller and the Purchaser contained herein shall survive the execution and delivery of this Agreement.

8	Termination and Breach

8.1	Purchaser's Termination Rights
Subject to Clause 8.3, the Purchaser shall be entitled to terminate this Agreement (save that Clauses 1 (Interpretation), 9 (Confidentiality) and 10.14 (Governing Law and Submission to Jurisdiction) shall continue in force) in any of the circumstances set out below:

	8.1.1	if any of the conditions set out in Clause 4.1 remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived (in accordance with Clause 4.3.2) as at the date 12 months from the date of this Agreement;
	8.1.2	if the Seller is in Material Breach of its undertakings in Clause 5;
	8.1.3	if the Seller has failed to comply with its respective obligations in accordance with Clause 6.2 and Schedule 3, in any respect which is material in the context of the Transaction as a whole, by the Closing Date;
	8.1.4	if the Seller is in Material Breach of any Seller's Warranty, or would be if the Seller's Warranties were repeated at the time of the breach; or
	8.1.5	if any event shall occur which has a Material Adverse Effect on the Group.

8.2	Seller's Termination Rights
Subject to Clause 8.3, the Seller shall be entitled to terminate this Agreement (save that Clauses 1 (Interpretation), 9 (Confidentiality) and 10.14 (Governing Law and Submission to Jurisdiction) shall continue in force) in any of the circumstances set out below;

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	8.2.1	if any of the conditions set out in Clause 4.1 remain unsatisfied in any respect which is material in the context of the Transaction as a whole or have not been waived (in accordance with Clause 4.3.2) as at the date 12 months from the date of this Agreement;

	8.2.2	if the Purchaser has failed to comply with its respective obligations in accordance with Clauses 6.2 and 6.3 and Schedule 3, in any respect which is material in the context of the Transaction as a whole, by the Closing Date; or
	8.2.3	if the Purchaser is in breach of any Purchaser's Warranty in any respect which is material in the context of the Transaction as a whole, or would be if the Purchaser's Warranty were repeated at the time of the breach.
	8.2.4	Notwithstanding anything to the contrary in this Agreement, no right to terminate this Agreement or right to compensation or other remedy shall be available to either Party pursuant to this Agreement regarding such facts or circumstances that result from or arise from the exercise of any right of veto or the giving or withholding of any consent or any approval, in each case, by or on behalf of any Vodafone Group Company in relation to the Contract of Association between the shareholders of MobiFon or the Co-operation Agreement with respect to MobiFon.

8.3	Notice and Cure
The Purchaser and Seller may not exercise any right to terminate this Agreement (in either case referred to as the "Terminating Party" and the other party referred to as the "Other Party" in this Clause) except in accordance with the provisions of this Clause 8.3:
	8.3.1	in the event that a Terminating Party intends to exercise its rights to terminate this Agreement, the Terminating Party shall deliver a written notice to the Other Party (in accordance with Clause 10.11 (Notice)) specifying in reasonable detail all the alleged breaches, or non-satisfaction of, or non-compliance with, the provisions of this Agreement, which the Terminating Party seeks to rely upon (a "Notice of Intent");

	8.3.2	within five Business Days of receipt of a written notice complying with Clause 8.3.1, the Other Party shall deliver a written notice to the Terminating Party setting out whether, in the opinion of the Other Party, the alleged breaches, non-satisfaction, or non-compliance with the provisions of the Agreement are capable of being cured and if so, the Other Party shall make proposals to the Terminating Party in relation to curing such matters and use all reasonable endeavours to cure such matters (a "Response"); and

	8.3.3	in the event that either:
(i) the Terminating Party (acting reasonably) is not satisfied with the Other Party's proposals in relation to curing such matters and the matters alleged by the Terminating Party in the Notice of Intent have not been cured or substantially cured by the Other Party within a period of 20 Business Days (commencing on the date of delivery of Notice of Intent in accordance with Clause 8.3.1); or
(ii) the parties agree, or its is judicially determined, that any of the alleged breaches of, non-satisfaction of, or non-compliance with, this Agreement alleged in the Notice of Intent are not capable of being cured,

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(iii) the Terminating Party shall be entitled to serve a written notice (a "Termination Notice") on the Other Party (in accordance with Clause 10.11 (Notice)), terminating this Agreement with immediate effect, save that Clauses 1 (Interpretation), 9 (Confidentiality) and 10.14 (Governing Law and Submission to Jurisdiction) shall continue in force.

8.4	Effect of Termination
If this Agreement is terminated by the Terminating Party in accordance with Clause 8.3, neither party shall have any claim against the other under this Agreement following that termination, save for any claim:

	8.4.1	by the Purchaser for breach of a Seller's Warranty to the extent that:
(i) the Seller's Warranty was given fraudulently; or
(ii) any person listed in Schedule 6 was aware that the Seller's Warranty in question was untrue or incorrect in any material respect when made; or
	8.4.2	by the Purchaser in respect of an event falling within Clause 8.1.2 or 8.1.3;
	8.4.3	by the Seller in respect of an event falling within Clause 8.2.2; and, in the case of any claim pursuant to Clause 8.4.1, 8.4.2 or 8.4.3, only if it gives rise to the right of the Terminating Party to terminate this Agreement in accordance with Clause 8.1 or 8.2, as the case may be.

8.5	The maximum liability of either party to the other pursuant to this Agreement and the Framework Agreement, save in the case of fraud or a breach of Clause 2.1, shall not exceed the Termination Fee.

8.6	If this Agreement is terminated in accordance with Clause 8.4.1 or 8.4.2, neither party may make any claim for breach of this Agreement more than six months after termination.

8.7	If Closing occurs:
	8.7.1	neither party shall be liable after Closing for any breach of warranty in (as applicable) Schedule 4 or Schedule 5; and
	8.7.2	neither party may make any claim for breach of this Agreement (other than any breach of Clause 2.1) more than 30 days after Closing.

8.8	This Agreement shall lapse on termination or lapse of the Framework Agreement.

9	Confidentiality

9.1	Announcements
Other than the Announcement and the announcement to be made by Vodafone promptly following execution of this Agreement, no public announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller's Group or the Purchaser's Group without the prior written approval of the Purchaser or the Seller, respectively. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either party or any member of the

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Seller's Group or the Purchaser's Group are listed, but the party with an obligation to make an announcement or issue a circular shall consult with the other party insofar as is reasonably practicable before complying with such an obligation.

9.2	Confidentiality
	9.2.1	The Non-Disclosure Agreement shall continue in force in accordance with its paragraph 15. The following provisions of this Clause 9 are in addition to the terms of the Non-Disclosure Agreement.
9.2.2
		(i)	Subject to Clause 9.1 and Clause 9.2.3, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:
(a) the provisions of this Agreement and any agreement entered intopursuant to this Agreement; or
(b) the negotiations relating to this Agreement (and any such other agreements).
		(ii)	The Seller shall treat as strictly confidential and not disclose or use any information relating to the Group Companies following Closing and shall so treat, and up to Closing shall procure that the Group Companies shall so treat, any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser's Group.
		(iii)	The Purchaser shall treat, and after Closing shall procure that the Group Companies shall treat, as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Seller's Group including, prior to Closing, the Group Companies.
	9.2.3	Clause 9.1 or 9.2.2 shall not prohibit disclosure or use of any information if and to the extent:
		(i)	the disclosure or use is required by law, by any court of competent jurisdiction any regulatory body or any recognised stock exchange on which the shares of any party or any member of the Seller's Group or the Purchaser's Group are listed or by any enquiry or investigation by any governmental, official or regulatory body which is lawfully entitled to require such disclosure;
		(ii)	the disclosure or use is required to vest the full benefit of this Agreement in any party;
		(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;
		(iv)	the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of

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Clause 9.2.2 in respect of such information as if they were a party to this Agreement;
		(v)	the information is or becomes publicly available (other than by breach of the Non-Disclosure Agreement or of this Agreement);
		(vi)	the other party has given prior written approval to the disclosure or use;
		(vii)	the information is independently developed after Closing; or
		(viii)	the disclosure is required by virtue of the fiduciary duties of the directors of any member of the Purchaser's Group or the Seller's Group, provided that, so far as it is lawful and practical to do so prior to disclosure or use of any information pursuant to Clause 9.2.3(i), (ii) or (iii), the party concerned shall promptly notify the other party of such requirement with a view to providing the other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use. In any event, the disclosing party shall use reasonable efforts to ensure that the information so disclosed will be accorded confidential treatment.

10	Other Provisions

10.1	Further Assurances
	10.1.1	Each of the parties shall from time to time execute such documents and perform such acts and things as any party may reasonably require to transfer the Shares to the Purchaser and to give any party the full benefit of this Agreement and any Local Transfer Document.

	10.1.2	Following Closing and pending registration of the Purchaser (or as it may direct) as owner of the Shares, the Seller shall exercise all voting and other rights in relation to the Shares in accordance with the Purchaser's instructions.

	10.1.3	The Purchaser shall, and shall procure that the relevant Group Companies shall, retain for a period of six years from Closing the books, records and documents of the Group Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Group Companies shall, allow the Seller reasonable access to such books, records and documents, including the right to take copies, at the Seller's expense.

10.1.4
		(i)	The Purchaser shall, to the extent not done by the Seller by Closing, use reasonable endeavours to procure as soon as reasonably practicable after Closing the release of the Seller from any securities, guarantees or indemnities given by or binding upon the Seller in respect of any liability of the Group Companies and notified to the Purchaser prior to Closing. Pending the release of such securities, guarantees or indemnities, the Purchaser shall indemnify the Seller against all amounts paid by it pursuant to any such securities, guarantees and indemnities in respect of such liability of the Group Companies.

		(ii)	The Seller shall use reasonable endeavours to procure, by Closing or, to the extent not done by Closing, as soon as reasonably practicable

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thereafter, the release of each Group Company from any securities, guarantees or indemnities given by or binding upon the Group Company in respect of any liability of the Seller. Pending such release, the Seller shall indemnify the Group Companies against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Seller.

10.1.5
(i) The Purchaser agrees that, following Closing, the Seller shall not be required to maintain any of the insurance policies maintained prior to Closing by or on behalf of the Seller's Group in relation to the Group.
(ii) From and after the Closing Date, the Purchaser shall cause the Company or any successor to the Company to indemnify and hold harmless all past and present officers and directors of the Company and of its Subsidiaries to the same extent and in the same manner as such persons are indemnified as of the date of this Agreement by the Company and its Subsidiaries pursuant to their respective governing laws and the articles, by-laws or other constitutive documents of the Company and its Subsidiaries and existing indemnity agreements for acts or omissions occurring at or prior to the Closing Date.

(iii) The Seller shall use reasonable endeavours before and after Closing to recover in full under any insurance claim which has been made before Closing in respect of any of the Group Companies and shall pay the proceeds of such claim to the Purchaser (or the relevant Group Company, if so directed by the Purchaser) as soon as practicable after receipt by the Seller, if so received by it after Closing.

10.2	Whole Agreement
	10.2.1	This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

	10.2.2	The Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty or undertaking not expressly incorporated into it.
	10.2.3	So far as is permitted by law and except in the case of fraud, each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

	10.2.4	In Clauses 10.2.1 to 10.2.3, "this Agreement" includes the Disclosure Letter, the Non-Disclosure Agreement, the Local Transfer Documents, the Framework Agreement, the Escrow Agreement and all documents entered into pursuant to this Agreement.

//

10.3	Reasonableness
Each of the parties confirms it has received independent legal advice relating to all the matters provided for in this Agreement (as defined in Clause 10.2.4) and agrees that the provisions of this Agreement (as so defined) are fair and reasonable.

10.4	No Assignment
	10.4.1	Except as otherwise expressly provided in Clause 10.4.2, no party may without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.
	10.4.2	A party may, without the consent of the other parties, assign to any holding company, or to any subsidiary of its holding company, the benefit of the whole or any part of this Agreement provided however that such assignment shall not be absolute but shall be expressed to have effect only for so long as the assignee remains its holding company or a subsidiary of its holding company.

10.5	Third Party Rights
	10.5.1	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement, except to the extent set out in Clause 10.5.2.
	10.5.2	The persons described in Clause 10.1.5(ii) shall be entitled to enforce the provisions of that Clause as if they were a party to this Agreement.

10.6	Variation
No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

10.7	Method of Payment
	10.7.1	Any payment to be made to a party pursuant to this Agreement shall be effected by crediting for same day value the account specified by the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.
	10.7.2	Payment of a sum in accordance with this Clause 10.7 shall be a good discharge to the payer of its obligation to make such payment and the payer shall not be obliged to see to the application of the payment.

10.8	Costs
	10.8.1	Save in respect of the payment by the Purchaser of Arrangement Costs pursuant to the Framework Agreement, the Seller shall bear all costs incurred by it and by the Group Companies in connection with the preparation, negotiation and entry into of this Agreement, the Local Transfer Documents and the sale of the Shares.
	10.8.2	The Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement, the Local Transfer Documents and the sale of the Shares.

//

10.9	Notarial Fees, Registration, Stamp and Transfer Taxes and Duties The Purchaser shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. The Purchaser shall indemnify the Seller or any other member of the Seller's Group against any Losses suffered by the Seller or member of the Seller's Group as a result of the Purchaser failing to comply with its obligations under this Clause 10.9.

10.10	Interest
If any party defaults in the payment when due of any sum payable under this Agreement or the Local Transfer Documents (howsoever determined), the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate of 8% per annum. Such interest shall accrue from day to day.

10.11	Notices
	10.11.1	Any notice or other communication in connection with this Agreement (each, a "Notice") shall be:
(i) in writing in English; and
(ii) delivered by hand, fax, registered post or by courier using an internationally recognised courier company.
	10.11.2	A Notice to the Seller shall be sent to it at the following address, or to such other person or address as the Seller may notify to the Purchaser from time to time:
Telesystem International Wireless Inc.
Address: 1250 René-Levesque Boulevard West, 38th Floor, Montreal, Canada H3B 4W8
Fax: +1 514 673 8470
Attention: General Counsel
	10.11.3	A Notice to the Purchaser shall be sent to it at the following address, or to such other person or address as the Purchaser may notify to the Seller from time to time:
Vodafone International Holdings B.V.
Address: Rivium Quadrant 173-177, 15th Floor 2909 LC Capelle aan den IJssel The Netherlands
Fax:+31 10 498 7722
Attention: Managing Director
With a copy to:

//

Vodafone Group Services Limited
Vodafone House
The Connection
Newbury RG14 2FN England
Attention: Group General Counsel
Fax: +44 1635 580857
	10.11.4	A Notice shall be effective upon receipt and shall be deemed to have been received:
(i) at the time of delivery, if delivered by hand, registered post or courier; or
(ii) at the time of transmission in legible form, if delivered by fax.

10.12	Invalidity
	10.12.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.
	10.12.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 10.12.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 10.12.1, not be affected.

10.13	Counterparts
This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

10.14	Governing Law and Submission to Jurisdiction
	10.14.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to in them, shall be governed by and construed in accordance with English law.
	10.14.2	Each of the parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

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10.15	Appointment of Process Agent
	10.15.1	The Seller undertakes to appoint Capita Corporate Services (or such other process agent as it may notify to the Purchaser in writing within 10 Business Days of the date of this Agreement) as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.
	10.15.2	The Seller agrees to inform the Purchaser in writing of any change of address of such process agent within 28 days of such change.

	10.15.3	If such process agent ceases to be able to act as such or to have an address in England, the Seller irrevocably agrees to appoint a new process agent in England reasonably acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.
	10.15.4	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

In witness whereof this Agreement has been duly executed.

//

SIGNED by

on behalf of
TELESYSTEM INTERNATIONAL
WIRELESS INC.:

SIGNED by

on behalf of
VODAFONE INTERNATIONAL
HOLDINGS B.V.:

//

Schedule 1

Details of the Shares

(1)	(2)
Name	Shares
of legal owner of
the Shares
Telesystem (Antilles)	Class A Shares
Corporation N.V.	45,681,938 (par
value EUR 0.10)
Telesystem	Class A shares
International	177,351 (par
Wireless Corporation	value EUR 0.10)
N.V.	Class B shares
38,230,950 (par
value EUR 0.50)
ClearWave N.V.	Class C shares
(in its own capital)	2,976,752 (par
value EUR 0.10)

//

Schedule 2

Companies and Subsidiaries

1	Particulars of the Company

	Name of Company:	ClearWave N.V.
	Registered Number:	34120978
	Registered Office:	Strawinskylaan 707,1077XX
Amsterdam
	Date and place of incorporation:	17-09-1999
Amsterdam
	Issued share capital:	EUR 24,000,000.0
	Shareholders and shares held:	Telesystem International Wireless
Corporation N.V.:
Class A shares 177,351 (par value
EUR 0.10); and
Class B shares 38,230,950 (par value
EUR 0.50).
Telesystem (Antilles) Corporation
N.V.:
Class A shares 45,681,938 (par value
EUR 0.10).
Canadian Depository for Securities
Ltd. (holding on behalf of a small
group of outside shareholders):
Class A shares 9,209 (par value EUR
0.10).
ClearWave N.V. (in its own capital):
Class C shares 2,976,752 (par value
EUR 0.10).
	Directors:	Telesystem International Wireless
Corporation N.V.

2	Particulars of the Subsidiaries

	Name of Subsidiary:	MobiFon Holdings B.V.
	Registered Number:	34171018
	Registered Office:	Strawinskylaan 707,1077XX
Amsterdam

//

	Name of Subsidiary:	MobiFon Holdings B.V.
	Date and place of incorporation:	15-03-2002
Amsterdam
	Issued share capital:	EUR 18,100.00
	Shareholders and shares held:	ClearWave N.V. (sole shareholder)
	Directors:	ClearWave N.V.

	Name of Subsidiary:	Oskar Finance B.V.
	Registered Number:	34213987
	Registered Office:	Strawinskylaan 707,1077XX
Amsterdam
	Date and place of incorporation:	06-10-2004
Amsterdam
	Issued share capital:	EUR 18,100.00
	Shareholders and shares held:	Oskar Holding N.V. (sole shareholder)
	Directors:	Oskar Holding N.V.

	Name of Subsidiary:	MobiFon S.A.
	Registered Number:	Bucharest Trade Registry No:
J/40/9852/1996
Unique Registration Code
(CUE)(R)8971726
	Registered Office:	Bucharest, Strada Avrig No. 3, Sector
2, Romania
	Date and place of incorporation:	25 November 1996 - Bucharest
	Issued share capital:	ROL 712,922,778,750 divided into
190,112,741 issued and fully paid
shares with a nominal value of ROL
3,750 each
Shareholders and shares held:
	MobiFon Holdings B.V.	150,189,085 shares
	Vodafone Europe B.V.	38,212,641 shares
	Dargate Limited	1,711,012 shares
	Margriet Zwarts	1 share
	Bruno Ducharme	1 share

//

	Name of Subsidiary:	MobiFon S.A.
	Andre Gauthier	1 share
	Directors:	James Joseph Jackson
Alexander Tolstoy
Andre Gauthier
Emanuele Tournon*
Timothy James Harrabin*
Markus Pedriks*
Jonathan Meggs*

Vasile Bontas
*NOTE: By a shareholders' resolution
dated 27 January 2005, Emanuele
Tournon and James Timothy Harrabin
were replaced by Peter Walz and
Jurgen Von Kuczkowski, such
resolution is pending registration with
the Bucharest Trade Registry.
	Secretary:	Aurelia Dragomirescu

	Name of Subsidiary:	Oskar Holding N.V.
	Registered Number:	34119084
	Registered Office:	Strawinskylaan 707,1077XX
Amsterdam
	Date and place of incorporation:	11-08-1999
Amsterdam
	Issued share capital:	EUR 5,257,481.00
	Shareholders and shares held:	ClearWave N.V. (sole shareholder)
	Directors:	Cornelis van Ravenhorst
Alexander Tolstoy
Yves Normand
	Supervisory Board:	Margriet Zwarts
Bruno Ducharme
Andre Gauthier
James Joseph Jackson

	Name of Subsidiary:	Oskar Mobil a.s.
	Registered Number:	25788001

//

	Name of Subsidiary:	Oskar Mobil a.s.
	Registered Office:	Vinohradska 167,100 00 Praha 10
Czech Republic
	Date and place of incorporation:	19 August 1999
	Issued share capital:	CSK 13,646,679,380
divided into: (i) 6,702,000 common
registered shares with a nominal
value of CZK 1,000 each; (ii) 10
preferred (priority) registered shares
with a nominal value of CZK 1,000
each; and (iii) 694,466,938 common
registered shares with a nominal
value of CZK 10 each.
	Shareholders and shares held:	Oskar Finance B.V. is the registered
holder of: (i) 6,685,245 common
registered shares with a nominal
value of CZK 1,000 each; (ii) 10
preferred (priority) registered shares
with a nominal value of CZK 1,000
each; and (iii) 694,466,938 common
registered shares with a nominal
value of CZK 10 each (all such shares
in aggregate representing 99.87% of
the registered capital of Oskar Mobil
a.s.)
United-Pan Europe Communications
N.V. is the registered holder (and
Oskar Finance B.V. is the beneficial
owner) of 16,755 common registered
shares with a nominal value of CZK
1,000 each (representing 0.13% of the
registered capital of Oskar Mobil a.s.)
	Directors:	Alexander Tolstoy (Chairperson)
Karla Dorothy Stephens
(Vice Chairperson)
Muriel Anton
Mario Mele
Frederick W Hrenchuk

	Name of Subsidiary:	The Phone House s.r.o,
	Registered Number:	25724533, registered with the
Municipal Court of Prague, Part C,
64522

//

	Name of Subsidiary:	The Phone House s.r.o,
	Registered Office:	Delmicka 213, Prague 7, 17004
	Date and place of incorporation:	4 January, 1999, Prague
	Issued share capital:	N/A; capital injection at inception of
CZK100,000
	Shareholders and shares held:	Oskar Mobil a.s,; no shares held
	Directors:	André Jerome

	Name of Subsidiary:	ClearWave Services Mauritius Ltd.
	Registered Number:	24170/5709
	Registered Office:	608 St. James Court, St. Denis Street,
Port Louis, Mauritius
	Date and place of incorporation:	23 March 2000, Mauritius
	Issued share capital:	US$2.00
	Shareholders and shares held:	ClearWave N.V. is the registered
holder of 2 issued and fully paid
ordinary shares of par value US$1.00
each
	Directors:	Yves Normand
Aslam Koomar
Shariff Golam Hossen
	Secretary:	Valmet (Mauritius) Limited

//

Schedule 3
Closing Obligations

1	General Obligations

1.1	The Seller's Obligations
On Closing, the Seller shall deliver or make available to the Purchaser the following:
	1.1.1	evidence of the due fulfilment of the conditions set out in Clause 4 for which the Seller is responsible;
	1.1.2	evidence that the Seller is authorised to execute this Agreement, the Framework Agreement and the Local Transfer Documents (including, where relevant, any notarial deeds referred to in this Schedule).

1.2	The Purchaser's Obligations
On Closing, the Purchaser shall deliver or make available to the Seller the following:
	1.2.1	evidence of the due fulfilment of the conditions set out in Clause 4 for which the Purchaser is responsible;

	1.2.2	evidence that the Purchaser is authorised to execute this Agreement, the Framework Agreement and the Local Transfer Documents (including, where relevant, any notarial deeds referred to in this Schedule).

2	Transfer of the Shares

2.1	General Transfer Obligations
On Closing, the Seller and the Purchaser shall procure the execution and delivery of Local Transfer Documents and the taking of such steps as are required to transfer the Shares.

2.2	Specific Transfer Obligations
For the purposes of compliance with paragraph 2.1, the Seller and the Purchaser shall do or procure the following:

	2.2.1	that a civil law notary executes the deeds of transfer of the Shares after having received a power of attorney (notarized and (for the Seller) together with a statement from a qualified lawyer that the person(s) who signed on behalf of the Seller is/are authorised to do so (bevoegdheidsverklaring)) signed on behalf of the Purchaser, the Seller and the Company;
	2.2.2	that the Company acknowledges the transfer of the Shares; and
	2.2.3	following the transfer of the Shares, the civil law notary shall register the transfer of the Shares in the shareholders register.

3	Further Obligations in Addition to Transfer

3.1	General Obligations
The Seller shall deliver or make available to the Purchaser the following:

//

3.1.1	the written resignations in the Agreed Terms (and legalised by a notary where required) of such of the directors and officers of the Group Companies (other than nominees of Minorities) as the Purchaser shall have notified to the Seller at least 10 Business Days prior to Closing, to take effect on Closing;

3.1.2	evidence that all persons holding share(s) in any Group Company (other than the Minorities) under a nominee-type arrangement or any arrangement having a similar effect have transferred such share(s) to such other persons as the Purchaser may specify, to take effect on Closing provided that, so as not to trigger the right of first refusal of Dargate Limited in relation to MobiFon, the shares held by M. Zwarts, B. Ducharme and A. Gauthier shall be transferred after Closing or at such other time or in such other way as the Purchaser may reasonably request;

3.1.3	if practicable and to the extent so required by the Purchaser at least 10 Business Days prior to Closing, the Seller having used reasonable endeavours to obtain the same, the written resignations of the auditors of each Group Company concerned to take effect on Closing, with acknowledgements signed by each of them in a form satisfactory to the Purchaser to the effect that they have no claim against any Group Company or otherwise complying with any relevant law or regulation;

3.1.4	if the Purchaser so requires, irrevocable powers of attorney or such other appropriate document (in such form and terms as the Purchaser may reasonably require) executed by each of the holders of the Shares in favour of the Purchaser or as it may direct to enable the Purchaser (pending registration of the relevant transfers) to exercise post-Closing all voting and other rights attaching to the Shares and to appoint proxies for this purpose;

3.1.5	written waivers or consents in relation to pre-emption rights (if any) as the Purchaser may reasonably require signed by shareholders of the Group Companies to enable the Purchaser or its nominees to be registered as holder(s) of the Shares;
3.1.6	evidence reasonably satisfactory to the Purchaser of the termination of any agreements between the Group Companies and the Seller or other members of the Seller's Group, to take effect no later than Closing and without cost to the Group Companies;
3.1.7	releases or waivers in terms reasonably acceptable to the Purchaser in respect of any Encumbrances affecting any of the Shares;
3.1.8	any releases which the parties have obtained under Clause 10.1.4;
3.1.9	in each case where the said information is not in the possession of the relevant Group Company, the corporate books and records, duly written up-to-date), including the shareholders' register and share certificates in respect of each Group Company, and all other books and records, all to the extent required to be kept by each Group Company under the law of its jurisdiction of incorporation;

3.1.10	evidence as to:
(i) the acceptance by shareholders or by the general meeting or the directors of each of the relevant Group Companies of the resignations referred to in paragraph 3.1.1 and of the appointment of such persons to take effect on Closing (within the maximum number permitted by the constitutional

//

documents of the Group Company concerned) as the Purchaser shall have nominated as directors or officers;
(ii) the acceptance by shareholders or the directors of the relevant Group Companies of the resignation of the auditors to take effect on Closing referred to in paragraph 3.1.3 and of the appointment of such auditors as the Purchasers may nominate, where such acceptance or approval is required by law or under the constitutional documents of the Group Company concerned;

3.1.11	save to the extent that the Purchaser notifies the Seller to the contrary, evidence reasonably satisfactory to the Purchaser of the revocation of existing authorities given by any Group Company to banks (in respect of the operation of its bank accounts), insofar as they confer authority to operate any bank account of a Group Company on any person not an employee of a Group Company and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts.

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Schedule 4
Seller's Warranties

1	Corporate Information

1.1	The Shares and the Group Companies
	1.1.1	The shareholders specified in Schedule 1:
(i) are the sole legal and beneficial owners of the Shares set opposite their names in that paragraph; and
(ii) have the right to exercise all voting and other rights over those Shares.
	1.1.2	The Shares comprise 99.99% of the issued share capital of the Company. The Shares have been properly and validly issued and allotted and are each fully paid.
	1.1.3	The shareholders specified in Schedule 2:
(i) are the sole legal and beneficial owners of the Subsidiaries Shares; and
(ii) have the right to exercise all voting and other rights over such shares.
	1.1.4	The shares in the Subsidiaries detailed in Schedule 2 comprise the whole of the issued share capital of the Subsidiaries, save that the Subsidiaries Shares include only:
(i) 79.00% of the issued share capital of MobiFon; and
(ii) 99.87% of the issued share capital of Oskar.
The Subsidiaries Shares have been properly and validly issued and each are fully paid.
	1.1.5	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).
	1.1.6	There are no Encumbrances on any of the Shares or on any of the Subsidiaries Shares.
	1.1.7	All consents required for the transfer of the Shares pursuant to this Agreement have been obtained or will be obtained by Closing.
	1.1.8	The Shares and the Subsidiaries Shares have not been and are not listed on any stock exchange or regulated market.
	1.1.9	No Group Company has any interest in, or has agreed to acquire, any share capital or other security referred to in paragraph 1.1.5 of any other company (wherever incorporated) other than the Subsidiaries Shares.
	1.1.10	The particulars contained in Schedule 2 are true and accurate.

//

1.2	Constitutional Documents, Corporate registers and minute books
	1.2.1	The constitutional documents of the Group Companies in the Data Room are true and accurate copies of the constitutional documents of the Group Companies. There are no outstanding material breaches by any Group Company of its constitutional documents.
	1.2.2	The registers and minute books required to be maintained by each Group Company under the laws applicable to it:
(i) are up-to-date; and
(ii) are maintained in accordance with applicable law in each case in all material respects.
	1.2.3	All registers and books referred to in paragraph 1.2.2 are in the possession (or under the control) of the relevant Group Company.

2	Accounts

2.1	Audited Accounts
The audited accounts of each Group Company for the twelve month period ended on 31 December 2003 have been prepared:
	2.1.1	in accordance with applicable law and with US GAAP at that date, save for the accounts of ClearWave Services Mauritius Ltd which are prepared in accordance with IFRS; and

	2.1.2	subject to paragraph 2.1.1, on a basis consistent with that adopted in preparing the audited accounts of such Group Company for the previous two financial years where prepared, and present fairly in all material respects the financial condition, results of operations and cash flows of the Group Companies at the Accounts Date and for the period concerned.

2.2	Unaudited Accounts
	2.2.1	The unaudited financial information relating to the Group contained in the preliminary announcement of the results of the Seller's Group for the 12 months ended on the Unaudited Accounts Date released on 22 February 2005 (the "Preliminary Results Announcement") have been prepared with all due care and attention and all material respects in accordance with the accounting principles, standards and practices used in preparing the Accounts applied on a consistent basis.
	2.2.2	The Preliminary Results Announcement does not misstate the assets and liabilities of the Group as at the Unaudited Accounts Date nor the profits or losses of the Group for the period concerned, in each case to an extent which is material in the context of the Group.

3	Business Issues Since the Unaudited Accounts Date
Since the Unaudited Accounts Date and other than as disclosed in the Preliminary Results Announcement:

//

3.1	there has been no adverse change in the financial condition, results of operations and cash flows of the Group which is material in the context of the Group and, so far as the Seller is aware, no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change;
3.2	the business of the Group has not been adversely affected by any abnormal factor to an extent which is material in the context of the Group (whether or not affecting similar businesses to a like extent) and, so far as the Seller is aware, there are no facts which are likely to give rise to any such effects;
3.3	the business of the Group has been carried on as a going concern in the ordinary and usual course, without any material interruption or material alteration in its nature, scope or manner;
3.4	other than in the ordinary and usual course of business and other than as provided for in the Budget, no commitment has been entered into by any Group Company involving expenditure by any Group Company of over US$2 million;
3.5	no Group Company has declared, made or paid any dividend or other distribution to its members, other than to another Group Company;
3.6	no Group Company has allotted or issued or agreed to allot or issue any share capital or any other security giving rise to a right over its capital; and
3.7	no Group Company has redeemed or purchased or agreed to redeem or purchase any of its share capital.

4	Financial Obligations

4.1	Financial Facilities
Details of all financial facilities (including loans, derivatives, hedging, factoring or securitisation arrangements) and amounts drawn down under those facilities, in each case exceeding US$2 million, outstanding or available to the Group Companies, and whether or not of a type required to be reflected in the Preliminary Results Announcement, are given in the Disclosure Letter.

4.2	Guarantees
Other than in the ordinary and usual course of business, there is no outstanding guarantee, indemnity, suretyship or security given:
4.2.1 by any Group Company; or
4.2.2 by any person other than a Group Company for the benefit of any Group Company.

4.3	No Default
So far as the Seller is aware, no Group Company is in default under, or has received any outstanding notice of default under, any of the facilities mentioned in paragraph 4.1.

//

5	Assets

5.1	The Properties
	5.1.1	The Group Companies have good title to the Properties, free from Encumbrances except such as do not materially affect the value of the relevant Property and do not interfere with the use made and proposed to be made of the relevant Property by the Group.
	5.1.2	Any lease under which a Property is held by a Group Company is valid, subsisting and enforceable, and there are no outstanding breaches by any Group Company in respect of any such lease, in each such case with such exceptions as are not material and do not interfere with the use made and proposed to be made of the relevant property by the Group.
	5.1.3	The Group owns or leases all properties as are necessary to the conduct of the operations of the Group taken as a whole, as conducted at the date of this Agreement.

5.2	Ownership of Assets
Save to an extent which is not material to the carrying on of the Group's business as now carried on, all assets reflected in the Preliminary Results Announcement as belonging to the Group, or acquired by the Group since 31 December 2004, including, without limitation, the Group's Networks, other than any assets disposed of or realised in the ordinary and usual course of business, and excepting rights and retention of title arrangements arising by operation of law in the ordinary and usual course of business:
	5.2.1	are legally and beneficially owned by the Group Companies; and
	5.2.2	are not the subject of an Encumbrance.

5.3	Sufficiency of Assets
The property, rights and assets owned, leased or otherwise used by the Group Companies comprise all the property, rights and assets necessary for the carrying on of the business of the Group substantially in the manner in which, and to the extent to which, it is conducted at the date of this Agreement.

6	Intellectual Property and Information Technology
6.1	For the purposes of this paragraph 6:
	6.1.1	"Business IP" means all material Intellectual Property which is used or intended to be used in or in connection with the business of any Group Company;
	6.1.2	"Business IT" means all material Information Technology which is owned by and/or which is used or intended to be used in connection with the business of any Group Company; and
	6.1.3	"Information Technology" means computer systems, communication systems, software and hardware.

6.2	All Business IP is either legally and beneficially owned or lawfully used with the consent of the owner in accordance with the terms of the relevant licence, with such exceptions as are

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not material and do not interfere with the use made or proposed to be made of the relevant Business IP.
6.3	No member of the Seller's Group is aware of any facts or circumstances which would materially jeopardise the use of the Business IP by the Group (including the existence of any Encumbrance or any licence or authority in favour of another).
6.4	All of the Business IT is owned by or licensed to a Group Company.
6.5	The Business IT is in good working order in all respects material to the conduct of the Group's business. The present capacity and performance of the Business IT is sufficient to satisfy the current business requirements (including requirements as to data volumes) of the Group as well as those requirements projected in the Budget and, in respect of Oskar, the current service and application portfolio, assuming the capital expenditure provided for in the Budget and in the Business Plan in respect of the year to 31 December 2006, is scaleable to provide services (as currently offered to subscribers) to the number of subscribers forecast in the Business Plan for the years ended 31 December 2005 and 31 December 2006.

6.6	So far as the Seller is aware, there is no current fact or matter which would be likely to give rise to any performance reductions or breakdowns of, or logical or physical intrusions to, any Business IT or loss of data which could have a material effect on use of the Business IT by the business of any Group Company.

6.7	Each Group Company has in place adequate procedures, for the type of business that each such Group Company operates:
6.7.1 to take and store on-site and off-site back-up copies of the software and data in the Business IT; and
6.7.2 to minimise unauthorised access to and the introduction of viruses and other contaminants into the Business IT.

6.8	In the event that the third party service providers who provide maintenance and/or support services for the Business IT cease or are unable to do so, each Group Company has all the necessary rights, expertise and information necessary to maintain and support, either internally or through the engagement of other third party service providers, its Business IT.

6.9	Upon the implementation of the legislation pertaining to the redenomination of the Romanian currency, the Business IT of MobiFon will be capable, in all material respects, to handle the conversion of data necessary to reflect such redenomination.

7	Trading Arrangements

7.1	Contracts
Other than in the ordinary and usual course of business, no Group Company is a party to
7.1.1 any contract under which any Group Company has a liability in excess of US$1 million and which is not wholly on an arm's length basis;
7.1.2 any contract which restricts the freedom of any Group Company to carry on its business in any part of the world in such manner as it thinks fit or which would, following Closing, restrict such freedom on the part of any member of the Vodafone Group; or

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7.1.3 any contract with any member of the Seller's Group (other than a Group Company) or with any director, officer or employee of any such company.

7.2	Compliance with Contracts
So far as the Seller is aware, neither any Group Company, nor any counterparty to any contract to which any Group Company is a party, is in breach of any contract, the effect of which breach could be material in the context of the Group.

8	Effect of Sale of the Shares
Neither entering into, nor compliance with, nor completion of, this Agreement will, or, so far as the Seller is aware, is likely to result in a breach of, or give any third party a right to terminate or vary, or result in the creation of any Encumbrance under any contract, arrangement, licence or other instrument to which any Group Company is a party or result in a breach of any order, judgment or decree of any Court, governmental agency or regulatory body by which any Group Company is bound, in any such case the effect of which would be or is likely to be material in the context of the Group.

9	Telecoms Licences
9.1	Each of the Group Companies holds or has the benefit of all necessary trade permits, authorisations and licences for the carrying on of its present and proposed business as a telecommunications service provider ("Telecoms Licences"), with such exceptions as are not material and do not interfere with the business or proposed business of the Group.
9.2	The Telecoms Licences held by or relied on by the Group Companies are valid, binding and enforceable.

9.3	None of the Group Companies is in breach, or alleged breach, of any term of its Telecoms Licences and there is no investigation, enquiry or proceeding outstanding or anticipated which is likely to result in the suspension, cancellation, modification or revocation of any such Telecoms Licences which would materially affect the ability of the Group Companies to carry on their respective businesses.

10	Employees

10.1	Termination of Employment
No Senior Employee has been given or, so far as the Seller is aware, given notice terminating his or her employment.

10.2	Industrial Disputes
No Group Company is involved in any strike or industrial or trade dispute or any dispute or negotiation regarding a claim of material importance with any trade union or other body representing employees or former employees of any Group Company. So far as the Seller is aware, no such strike, dispute or negotiation is pending or threatened.

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11	Legal Compliance

11.1	Licences and Consents
	11.1.1	All licences, consents, authorisations, orders, warrants, confirmations, permissions, certificates, approvals, registrations, service provider agreements, interconnection agreements, network access agreements and authorities (together, "Licences") necessary for the carrying on of the business of each Group Company as now carried on have been obtained are in full force and effect and are being complied with by the relevant Group Company, in each such case in all respects material in the context of the Group.

	11.1.2	There is no investigation, enquiry or proceeding outstanding or, so far as the Seller is aware, pending or threatened which is likely to result in the suspension, cancellation, modification or revocation of any Licence material in the context of the Group.
	11.1.3	So far as the Seller is aware, none of the Licences is likely to be suspended, modified or revoked or not renewed (whether as a result of the entry into or completion of this Agreement or otherwise) in a manner which is material in the context of the Group.

11.2	Compliance with Laws
	11.2.1	Each Group Company has conducted and is conducting, in all respects material in the context of the Group, its business in compliance with applicable laws and regulations of each jurisdiction to which its business is subject including, without limitation, US federal securities laws (including, without limitation, the US Foreign Corrupt Practices Act of 1977).
	11.2.2	So far as the Seller is aware, there is no investigation, disciplinary proceeding or enquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against any Group Company or any person for whose acts or defaults it may be vicariously liable which will or is likely to have a material adverse effect upon the business of the Group and which would or could be material in the context of the Group.
	11.2.3	No Group Company has received any outstanding notice from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to a violation and/or failure to comply with any such applicable law or regulation, or requiring it to take or omit any action which in any case would have a material adverse effect on the business of the Group.

12	Litigation

12.1	Current Proceedings
So far as the Seller is aware, no Group Company is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration which in any such case may lead to liability of or costs for any Group Company in excess of US$1 million.

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12.2	Pending or Threatened Proceedings
So far as the Seller is aware, no such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration is pending or threatened by or against any Group Company.

12.3	No Court Orders etc.
So far as the Seller is aware, no Group Company, nor any of the properties, assets or operations of any Group Company, is subject to any continuing injunction, judgment or order of any Court, arbitrator, governmental agency or regulatory body, nor is it in default under any order, licence, regulation or demand of any governmental agency or regulatory body or with respect to any order, suit, injunction or decree of any Court which, in any such case, is material in the context of the Group.

13	Insurance
13.1	Each Group Company has the benefit of insurance cover provided by insurers of recognised financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged.
13.2	Each Group Company is in compliance with the terms of such insurance in all material respects; and, so far as the Seller is aware, there are no claims in excess of US$1 million by any Group Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

14	Taxation matters
14.1	Taxation Residence
	14.1.1	Each Group Company is tax resident only in the jurisdiction where it was incorporated and has no material Taxation liabilities, whether actual or contingent, in any jurisdiction other than in the jurisdiction of its incorporation.

14.2	Administration
All returns, computations, other filings and information which are or have been required to be made and/or submitted or (in the case of information) provided, to a Tax Authority by any Group Company for any Taxation purpose have been properly made and/or submitted or (in the case of information) provided within the requisite periods and are up-to-date and correct in all material respects and none of them is, or, so far as the Seller is aware, is likely to be, the subject of any material dispute with any Taxation Authority.

14.3	Taxation Payments, Liabilities and Relief
	14.3.1	Each Group Company has paid within the requisite time limits, all Taxation due and/or payable by, or which has crystallised in relation to, such Group Company (whether directly or by withholding or deduction from any payment made by it) on or prior to the date on which this warranty is given.
	14.3.2	Full liability has been accounted for or full provision or reserve has been made in the Accounts for all Taxation liable to be assessed or for which each Group Company is or may become accountable and/or liable. Proper provision, reserve or liability for deferred Taxation has been made in the Accounts.

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	14.3.3	The entry into or completion of this Agreement will not result in any Taxation liability of any Group Company, nor directly or indirectly cause or contribute to the disallowance or non-availability of any Taxation benefit or relief (whether by way of deduction, reduction, set-off, exemption, allowance or otherwise) from, against or in respect of any Taxation which could or might be effectively withdrawn, postponed, restricted, clawed back or otherwise lost as result of entry into or completion of this Agreement.

	14.3.4	No Group Company is or will become liable to pay or make any reimbursement of or in respect of any Taxation (or amounts corresponding thereto) in consequence of the failure by any other person to discharge any Taxation, where such Taxation relates to a profit, income or gain, transaction, event, omission or circumstance arising, occurring or deemed to arise or occur (whether wholly or partly) on or prior to the Closing Date.

14.4	Anti-avoidance Provisions
No Group Company has engaged in or been a party to any scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of Taxation, which the Taxation authorities might reasonably seek to set aside or cancel on the basis of anti-avoidance law.

14.5	Base Values and Costs of Acquisition
If each of the assets (other than trading stock) taken as a whole of each Group Company was disposed of for a consideration equal to the book value of that asset in, or adopted for the purpose of, the Accounts, no liability to Taxation not fully provided for in the Accounts would arise.
14.6	Value Added Taxation Registration
Each Group Company that is a taxable person or is required to be registered for the purposes of VAT is duly registered and has maintained and will maintain complete, correct and up-to-date records for the purposes of relevant legislation.
14.7	Disputes
Neither the Seller nor any Group Company is involved in any audit, inquiry, investigation, examination and/or dispute with any Tax Authority and/or other appropriate fiscal authority concerning any matter which is, or is reasonably likely to result in an adverse effect in relation to the Group.

14.8	Documents
Each Group Company maintains and retains complete, correct and up to date information, documents and records, in each case in all material respects, for the purpose of computing and evidencing its liabilities to any Taxation or as are required for a purpose relating to Taxation.

15	General

15.1	Authority and Capacity
	15.1.1	Each of the Seller and each Group Company is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

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	15.1.2	The Seller has the legal right and full power and authority to enter into and perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.
	15.1.3	The documents referred to in paragraph 15.1.2 will, when executed, constitute valid and binding obligations on the Seller, in accordance with their respective terms.

	15.1.4	Save for the approval of its shareholders specified in Clause 4.1.1, the Seller has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

15.2	Insolvency etc.
	15.2.1	No Group Company nor the Seller is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

	15.2.2	No Group Company nor the Seller has been held in any default by its lenders under any debt financing which has not been cured or waived.

	15.2.3	There are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning any Group Company or the Seller and no events have occurred which, under applicable laws, would justify such proceedings.
	15.2.4	So far as the Seller is aware, no steps have been taken to enforce any security over any assets of any Group Company or of the Seller and no event has occurred to give the right to enforce such security.

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Schedule 5
Purchaser's Warranties

1	Authority and Capacity

1.1	Incorporation
The Purchaser is validly existing and a company duly incorporated and registered under the laws of The Netherlands.

1.2	Authority to enter into this Agreement
	1.2.1	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and, in the case of the Purchaser, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.
	1.2.2	The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their respective terms.

1.3	Authorisation
The Purchaser has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

1.4	Insolvency etc.
	1.4.1	The Purchaser is not insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due.

	1.4.2	The Purchaser has not been held in any default by its lenders under any of its debt financing which has not been cured or waived.

	1.4.3	There are no proceedings in relation to any compromise or arrangement with creditors or any winding-up, bankruptcy or other insolvency proceedings concerning the Purchaser and no events have occurred which, under applicable laws, would justify such proceedings.
	1.4.4	So far as the Purchaser is aware, no steps have been taken to enforce any security over any assets of the Purchaser and no event has occurred to give the right to enforce such security.
1.5	The Purchaser is a wholly owned indirect subsidiary of Vodafone Group Plc.

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Schedule 6
List of Persons referred to in Clause 8.4

James J. Jackson
Karla Dorothy Stephens
Alexander Tolstoy
Ted Lattimore
Muriel Anton
Mario Mele
Terry Enepekides
Catharine Allard
André Gauthier
Bruno Ducharme
Margriet Zwarts
Jacques Langevin

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Table of Contents

Contents		Page

1	Interpretation	1

2	Agreement to Sell the Shares and Procure the Repayment of the Intercompany Loan	8

3	Price	10

4	Conditions	10

5	Pre-Closing	11

6	Closing	15

7	Warranties	16

8	Termination and Breach	17

9	Confidentiality	19

10	Other Provisions	21

Schedule 1 Details of the Shares		28

Schedule 2 Companies and Subsidiaries		29

Schedule 3 Closing Obligations		34

Schedule 4 Seller's Warranties		37

Schedule 5 Purchaser's Warranties		47

Schedule 6 List of Persons referred to in Clause 8.4		48

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